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As filed with the Securities and Exchange Commission on November 18, 2010

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hanger Orthopedic Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8093 (Primary Standard Industrial Classification Code Number)	84-0904275 (I.R.S. Employer Identification Number)

10910 Domain Drive, Suite 300
Austin, Texas 78758
(512) 777-3800
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Thomas E. Hartman
Vice President and General Counsel
Hanger Orthopedic Group, Inc.
10910 Domain Drive, Suite 300
Austin, Texas 78758
(512) 777-3800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Mark T. Plichta
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5306
(414) 271-2400

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions pursuant to the exchange offer described herein.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

7 1/8% Senior Notes due 2018(2)	$200,000,000	100%	$200,000,000	$14,260

Guarantees for the 7 1/8% Senior Notes due 2018	(3)	(3)	(3)	(3)

(1)
Estimated solely for purposes of determining the registration fee.

(2)
Calculated pursuant to Rule 457(f)(2) under the Securities Act of 1933.

(3)
Pursuant to Rule 457(n) under the Securities Act of 1933, no registration fee is required with respect to the guarantees.

         The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF ADDITIONAL REGISTRANTS(1)

Exact Name of Registrant as Specified in Its Charter	State or Other Jurisdiction of Incorporation	Primary Standard Industrial Classification Number	I.R.S. Employer Identification Number
ABi Orthotic/Prosthetic Laboratories, Ltd.	Ohio	8093	31-1521423
Advanced Prosthetics of America, Inc.	Florida	8093	59-3527373
Colorado Professional Medical, Inc.	Colorado	8093	84-1189608
Creative Orthotics & Prosthetics, Inc.	New York	8093	16-1257426
DDOPP Holding LLC	Texas	8093	27-2864581
DiBello's Dynamic Orthotics and Prosthetics Partnership Ltd.	Texas	8093	76-0524096
Dosteon Solutions, LLC	Maryland	8093	None
Elite Care, Incorporated	Arizona	8093	86-0964264
Eugene Teufel & Son Orthotics & Prosthetics, Inc.	Pennsylvania	8093	23-1886523
Hanger Prosthetics & Orthotics East, Inc.	Delaware	8093	23-2582601
Hanger Prosthetics & Orthotics West, Inc.	California	8093	95-2667855
Hanger Prosthetics & Orthotics, Inc.	Delaware	8093	52-1486235
Hattingh Holdings, Inc.	Washington	8093	91-1609952
Inline Orthotic and Prosthetic Systems	California	8093	33-0815938
Innovative Neurotronics, Inc.	Delaware	8093	20-0462819
Linkia, LLC	Maryland	8093	20-0800593
Nebraska Orthotic & Prosthetic Services, Inc.	Nebraska	8093	47-0835869
OPNET, Inc.	Nevada	8093	93-1203565
Orthopedic Rehabilitation Products, Ltd.	Colorado	8093	84-1207359
Southern Prosthetic Supply, Inc.	Georgia	8093	58-0276760
The Brace Shop Prosthetic Orthotic Centers, Inc.	Ohio	8093	31-0818454
Speed Acquisition Vehicle, Inc.	Delaware	8093	27-3864035
Wasatch Orthotics & Pedorthics, LLC	Utah	8093	87-0636552

(1)
The address and telephone number of the principal executive offices for each additional registrant is 10910 Domain Drive, Suite 300, Austin, Texas 78758, (512) 777-3800. The name, address and telephone number of the agent for service for each additional registrant is Thomas E. Hartman, Vice President and General Counsel, Hanger Orthopedic Group, Inc., 10910 Domain Drive, Suite 300, Austin, Texas 78758, (512) 777-3800.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion
Preliminary prospectus dated November 18, 2010

PROSPECTUS

Hanger Orthopedic Group, Inc.

OFFER TO EXCHANGE ALL OUTSTANDING
$200,000,000 7 1/8% Senior Notes due 2018

FOR NEW, REGISTERED
$200,000,000 7 1/8% Senior Notes due 2018

        We are offering, upon the terms and subject to the conditions set forth in this prospectus, to exchange all of our outstanding 7 1/8% Senior Notes due 2018, issued on November 2, 2010 in a private offering, for our new, registered 7 1/8% Senior Notes due 2018.

  •
  The exchange offer expires at 11:59 p.m., New York City time, on                    , 2010, unless we extend it.

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  The terms of the new notes are substantially identical to those of the original notes, except that the new notes will not have securities law transfer restrictions and the registration rights relating to the original notes and the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

  •
  The new notes will be unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of our existing domestic subsidiaries and certain of our future domestic subsidiaries.

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  All outstanding original notes that are validly tendered and not validly withdrawn will be exchanged.

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  You may withdraw your tender of original notes any time before the exchange offer expires.

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  We will not receive any proceeds from the exchange offer.

  •
  No established trading market for the new notes currently exists. The new notes will not be listed on any securities exchange or included in any automated quotation system.

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  The exchange of notes will not be a taxable event for U.S. federal income tax purposes.

        See "Risk Factors" beginning on page 16 for a discussion of risk factors that you should consider before deciding to exchange your original notes for new notes.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such originals notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of the exchange offer (as defined herein) and ending on the close of business one year after such date, it will make this prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

The date of this prospectus is                        , 2010.

        In this prospectus, unless the context indicates otherwise and except as expressly set forth in the section captioned "Description of New Notes," the terms the "Company," "we," "us" and "our" refer to Hanger Orthopedic Group, Inc. and its consolidated subsidiaries.

        In this prospectus, except as expressly set forth in the section captioned "Description of New Notes," we refer to our outstanding 7 1/8% Senior Notes due 2018 as the "original notes" and we refer to our new, registered 7 1/8% Senior Notes due 2018 as the "new notes." Any reference to "notes" in this prospectus refers to the original notes and the new notes collectively, unless the context requires a different interpretation.

        This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. We will provide you without charge upon your request, a copy of any documents that we incorporate by reference, other than exhibits to those documents that are not specifically incorporated by reference into those documents. You may request a copy of a document by writing to Thomas E. Hartman, Vice President and General Counsel, Hanger Orthopedic Group, Inc., 10910 Domain Drive, Suite 300, Austin, Texas 78758, or by calling Mr. Hartman at (512) 777-3800. To ensure timely delivery, you must request the information no later than five business days before the completion of the exchange offer. Therefore, you must make any request on or before                     , 2010.

 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

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  the demand for our orthotic and prosthetic services and products;

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  our ability to integrate effectively the operations of businesses that we have acquired and plan to acquire in the future;

i

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  our ability to enter into national contracts;

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  our ability to maintain the benefits of our performance improvement plans;

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  our ability to attract and retain qualified orthotic and prosthetic practitioners;

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  changes in federal Medicare reimbursement levels and other governmental policies affecting orthotic and prosthetic operations;

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  our indebtedness, the impact of changes in prevailing interest rates and the availability of favorable terms of equity and debt financing to fund the anticipated growth of our business;

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  changes in, or failure to comply with, federal, state and/or local governmental regulations; and

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  liabilities relating to orthotic and prosthetic services and products and other claims asserted against us.

        For a discussion of important risk factors affecting our business and risks related to an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors" in this prospectus. We do not have any obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. You should carefully read this entire prospectus, including "Risk Factors," and the documents we incorporate by reference into this prospectus.

 Our Company

Overview

        We are the largest owner and operator of orthotic and prosthetic ("O&P") patient-care centers ("patient-care centers") in the United States, accounting for approximately 27% of the estimated $2.6 billion O&P patient-care market in the United States. At September 30, 2010, we operated in excess of 675 O&P patient-care centers in 45 states and the District of Columbia with over 3,800 employees including over 1,100 revenue-generating O&P practitioners ("practitioners"). In addition, through our wholly-owned subsidiary, Southern Prosthetic Supply, Inc. ("SPS"), we are the largest distributor of branded and private label O&P devices and components in the United States, all of which are manufactured by third parties. We also introduce new technologies, through our wholly-owned subsidiary, Innovative Neurotronics, Inc. ("IN, Inc."), for patients who have had a loss of mobility due to strokes, multiple sclerosis or other similar conditions. Another subsidiary, Linkia LLC ("Linkia"), develops programs to manage all aspects of O&P patient care for large private payors.

        For the year ended December 31, 2009 and the twelve months ended September 30, 2010, our net sales were $760.1 million and $796.0 million, respectively. We conduct our operations primarily in two reportable segments—patient-care services and distribution. For the year ended December 31, 2009, net sales attributable to our patient-care services segment and distribution segment were $670.4 million and $88.0 million, respectively, and for the twelve months ended September 30, 2010, net sales attributable to our patient-care services segment and distribution segment were $700.5 million and $93.6 million, respectively.

Patient Care Services

        In our orthotics business, we design, fabricate, fit and maintain a wide range of standard and custom-made braces and other devices (such as spinal, knee and sports-medicine braces) that provide external support to patients suffering from musculoskeletal disorders, such as ailments of the back, extremities or joints and injuries from sports or other activities. In our prosthetics business, we design, fabricate, fit and maintain custom-made artificial limbs for patients who are without limbs as a result of traumatic injuries, vascular diseases, diabetes, cancer or congenital disorders. O&P devices are increasingly technologically advanced and are custom-designed to add functionality and comfort to patients' lives, shorten the rehabilitation process and lower the cost of rehabilitation.

        Patients are referred to our local patient-care centers directly by physicians as a result of our reputation with them or through our agreements with managed care providers. Practitioners, technicians and office administrators staff our patient-care centers. Our practitioners generally design and fit patients with, and the technicians fabricate, O&P devices as prescribed by the referring physician. Following the initial design, fabrication and fitting of our O&P devices, our technicians conduct regular, periodic maintenance of O&P devices as needed.

        Our practitioners are also responsible for managing and operating our patient-care centers and are compensated, in part, based on their success in managing costs and collecting accounts receivable. We provide centralized administrative, marketing and materials management services to take advantage of economies of scale and to increase the time practitioners have to provide patient care. In areas where we have multiple patient-care centers, we also utilize shared fabrication facilities where technicians fabricate devices for practitioners in that region.

Distribution Services

        We distribute O&P components to the O&P market as a whole and to our own patient-care centers through our wholly-owned subsidiary, SPS, which is the nation's largest O&P distributor. SPS maintains an inventory of over 28,000 O&P related items, all of which are manufactured by other companies. SPS maintains distribution facilities in California, Florida, Georgia, Pennsylvania, and Texas, which allows us to deliver products via ground shipment anywhere in the United States within two business days.

        Our distribution business enables us to:

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  lower our material costs by negotiating purchasing discounts from manufacturers;

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  reduce our patient-care center inventory levels and improve inventory turns through centralized purchasing control;

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  quickly access prefabricated and finished O&P products;

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  perform inventory quality control;

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  encourage our patient-care centers to use clinically appropriate products that enhance our profit margins; and

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  coordinate new product development efforts with key vendor "partners."

This is accomplished at competitive prices as a result of our direct purchases from manufacturers.

        Marketing of our distribution services is conducted on a national basis through a dedicated sales force, print and e-commerce catalogues and exhibits at industry and medical meetings and conventions. We direct specialized catalogues to segments of the healthcare industry, such as orthopedic surgeons, physical and occupational therapists, and podiatrists.

Product Development

        IN, Inc. specializes in product development principally in the field of functional electrical stimulation. IN, Inc. identifies emerging MyoOrthotics Technologies® developed at research centers and universities throughout the world that use neuromuscular stimulation to improve the functionality of an impaired limb. MyoOrthotics Technologies® represents the merging of orthotic technologies with electrical stimulation. Working with the inventors under licensing and consulting agreements, IN, Inc. commercializes the design, obtains regulatory approvals, develops clinical protocols for the technology, and then introduces the devices to the marketplace through a variety of distribution channels. IN, Inc.'s first product, the WalkAide System ("WalkAide"), has received FDA approval, achieved ISO 13485:2004 and ISO 9001:2000 certification, as well as the European CE Mark, which are widely accepted quality management standards for medical devices and related services. Additionally, in September 2007, the WalkAide earned the esteemed da Vinci Award for Adaptive Technologies from the National Multiple Sclerosis Society which honors outstanding engineering achievements in adaptive and assistive technology that provide solutions to accessibility issues for people with disabilities. In November 2008, the Centers for Medicare and Medicaid Services overturned a non-coverage decision and assigned a specific E-code to the WalkAide, which is reimbursable for beneficiaries with foot drop due to incomplete spinal cord injuries. The code was effective January 1, 2009. We continue to work on clinical trials to qualify the device for reimbursement for stroke patients. The WalkAide is sold in the United States through our patient care centers and SPS. IN, Inc. is also marketing the WalkAide internationally through licensed distributors.

Provider Network Management

        Linkia is the first provider network management service company dedicated solely to serving the O&P market. Linkia is dedicated to managing the O&P services of national and regional insurance companies. Linkia partners with healthcare insurance companies by securing a national or regional contract either as a preferred provider or to manage their O&P network of providers. Linkia's network now totals approximately 1,000 O&P provider locations. As of September 30, 2010, Linkia had 43 contracts with national and regional providers.

Industry Overview

        We estimate that the U.S. O&P patient care market is approximately $2.6 billion, of which we account for approximately 27%. The O&P patient care services market is highly fragmented and is characterized by local, independent O&P businesses, with the majority generally having a single facility with annual revenues of less than $1.0 million. We do not believe that any of our patient care competitors account for a market share of more than 2% of the country's total estimated O&P patient care services revenue.

        The care of O&P patients is part of a continuum of rehabilitation services including diagnosis, treatment and prevention of future injury. This continuum involves the integration of several medical disciplines that begins with the attending physician's diagnosis. A patient's course of treatment is generally determined by an orthopedic surgeon, vascular surgeon or physiatrist, who writes a prescription and refers the patient to an O&P patient care services provider for treatment. A practitioner then, using the prescription, consults with both the referring physician and the patient to formulate the design of an orthotic or prosthetic device to meet the patient's needs.

        The O&P industry is characterized by stable, recurring revenues, primarily resulting from the need for periodic replacement and modification of O&P devices. Based on our experience, the average replacement time for orthotic devices is one to three years, while the average replacement time for prosthetic devices is three to five years. There is also an attendant need for continuing O&P patient care services. In addition to the inherent need for periodic replacement and modification of O&P devices and continuing care, we expect the demand for O&P services will continue to grow as a result of several key trends, including:

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  Aging U.S. Population.  The growth rate of the over-65 age group is nearly triple that of the under-65 age group. There is a direct correlation between age and the onset of diabetes and vascular disease, which are the leading causes of amputations. With broader medical insurance coverage, increasing disposable income, longer life expectancy, greater mobility expectations and improved technology of O&P devices, we believe the elderly will increasingly seek orthopedic rehabilitation services and products.

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  Growing Physical Health Consciousness.  The emphasis on physical fitness, leisure sports and conditioning, such as running and aerobics, is growing, which has led to increased injuries requiring orthopedic rehabilitative services and products. These trends are evidenced by the increasing demand for new devices that provide support for injuries, prevent further or new injuries or enhance physical performance.

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  Increased Efforts to Reduce Healthcare Costs.  O&P services and devices have enabled patients to become ambulatory more quickly after receiving medical treatment in the hospital. We believe that significant cost savings can be achieved through the early use of O&P services and products. The provision of O&P services and products in many cases reduces the need for more expensive treatments, thus representing a cost savings to third-party payors.

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  Advancing Technology.  The range and effectiveness of treatment options for patients requiring O&P services have increased in connection with the technological sophistication of O&P devices.

    Advances in design technology and lighter, stronger and more cosmetically acceptable materials have enabled patients to replace older O&P devices with new O&P products that provide greater comfort, protection and patient acceptability. As a result, treatment can be more effective or of shorter duration, giving the patient greater mobility and a more active lifestyle. Advancing technology has also increased the prevalence and visibility of O&P devices in many sports, including skiing, running and tennis.

Competitive Strengths

        We believe the combination of the following competitive strengths will help us in growing our business through an increase in our net sales, net income and market share:

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  Leading market position, with an approximate 27% share of total industry revenues and operations in 45 states and the District of Columbia, in an otherwise fragmented industry;

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  National scale of operations, which has better enabled us to:

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  establish our brand name and generate economies of scale;

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  implement best practices throughout our company;

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  utilize shared fabrication facilities;

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  contract with national and regional managed care entities;

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  identify, test and deploy emerging technology; and

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  increase our influence on, and input into, regulatory trends;

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  Distribution of, and purchasing power for, O&P components and finished O&P products, each of which enables us to:

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  negotiate greater purchasing discounts from manufacturers and freight providers;

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  reduce patient-care center inventory levels and improve inventory turns through centralized purchasing control;

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  quickly access prefabricated and finished O&P products;

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  promote the usage by our patient-care centers of clinically appropriate products that also enhance our profit margins;

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  engage in co-marketing and O&P product development programs with suppliers; and

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  expand the non-Hanger client base of our distribution segment;

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  Development of leading-edge technology to be brought to market through our patient practices and licensed distributors worldwide;

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  Full O&P product offering, with a balanced mix between orthotics services and products and prosthetics services and products;

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  Practitioner compensation plans that financially reward practitioners for their efficient management of accounts receivable collections, labor, materials, and other costs, and encourage cooperation among our practitioners within the same local market area;

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  Proven ability to rapidly incorporate technological advances in the fitting and fabrication of O&P devices;

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  History of successful integration of small and medium-sized O&P business acquisitions, including 86 O&P businesses since 1997, representing over 200 patient-care centers;

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  Highly trained practitioners, whom we provide with the highest level of continuing education and training through programs designed to inform them of the latest technological developments in the O&P industry, and our certification program located at the University of Connecticut;

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  Experienced and committed management team; and

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  Successful government relations efforts including:

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  Supported our patients' efforts to pass "The Prosthetic Parity Act" in 19 states;

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  Increased Medicaid reimbursement levels in several states; and

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  Created the Hanger Orthopedic Political Action Committee (The Hanger PAC).

Business Strategy

        Our goal is to continue to provide superior patient care and to be the most cost-efficient, full service, national O&P operator. The key elements of our strategy to achieve this goal are to:

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  Improve our performance by:

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  developing and deploying new processes to improve the productivity of our practitioners;

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  continuing periodic patient evaluations to gauge patients' device and service satisfaction;

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  improving the utilization and efficiency of administrative and corporate support services;

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  enhancing margins through continued consolidation of vendors and product offering; and

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  leveraging our market share to increase sales and enter into more competitive payor contracts;

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  Increase our market share and net sales by:

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  continued marketing of Linkia to regional and national providers and contracting with national and regional managed care providers who we believe select us as a preferred O&P provider because of our reputation, national reach, density of our patient-care centers in certain markets and our ability to monitor quality and outcomes as well as reducing administrative expenses;

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  increasing our volume of business through enhanced comprehensive marketing programs aimed at referring physicians and patients, such as our Patient Evaluation Clinics program, which reminds patients to have their devices serviced or replaced and informs them of technological improvements of which they can take advantage; and our "People in Motion" program which introduces potential patients to the latest O&P technology;

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  expanding the breadth of products being offered out of our patient-care centers; and

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  developing new distribution channels to sell our existing products;

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  Develop businesses that provide services and products to the broader rehabilitation and post-surgical healthcare areas;

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  Continue to create, license or patent and market devices based on new cutting edge technology;

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  Selectively acquire small and medium-sized O&P patient care service businesses and open satellite patient-care centers primarily to expand our presence within an existing market and secondarily to enter into new markets; and

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  Provide our practitioners with:

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  the training necessary to utilize existing technology for different patient service facets, such as the use of our Insignia scanning system for burns and cranial helmets;

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  career development and increased compensation opportunities;

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  a wide array of O&P products from which to choose;

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  administrative and corporate support services that enable them to focus their time on providing superior patient care; and

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  selective application of new technology to improve patient care.

Recent Developments

Acquisition of Accelerated Care Plus

        On October 18, 2010, we announced that we had entered into an agreement to merge Hanger Sub Inc., a wholly owned subsidiary of Hanger Orthopedic Group, Inc., with and into Accelerated Care Plus Corporation ("Accelerated Care Plus") for cash consideration of approximately $155 million. The transaction is subject to customary closing conditions and is expected to close before the end of 2010. Upon closing, Accelerated Care Plus will be our wholly-owned subsidiary. In connection with the transaction certain of the principals of Accelerated Care Plus will buy approximately 500,000 shares of our common stock immediately thereafter pursuant to a separate agreement with each such principal.

        Accelerated Care Plus is the nation's leading provider of integrated clinical programs for long-term care, as well as acute and sub-acute short-term care to rehabilitation providers. Its value proposition is to provide skilled nursing facility customers total solutions encompassing proven medical technologies, evidence-based clinical programs and continuous onsite therapist education and training. Accelerated Care Plus' specialized treatment programs and proprietary therapeutic modalities are used in thousands of facilities across the United States.

        Accelerated Care Plus has over 200 employees, including a network of approximately 150 highly-experienced physical therapists and clinical program managers. Accelerated Care Plus' key disciplines are clinical programs, education and training, evidence-based research, medical device engineering, logistics, software programming, and information technology.

        This exchange offer is not conditioned upon the consummation of the acquisition of Accelerated Care Plus.

New Credit Agreement

        We have entered into a commitment letter with a group of financial institutions to, among other things, provide funding for the acquisition of Accelerated Care Plus subject to the satisfaction of customary closing conditions. Such commitment letter contemplates revolving and term credit facilities, the proceeds of which we would use to finance such acquisition, to refinance our existing revolving and term credit facilities and for other general corporate purposes. The commitment letter also provides that the credit agreement will provide for initial revolving commitments in an amount of up to $100 million, initial term loan commitments in an amount of up to $300 million and incremental term loan commitments, subject to the satisfaction of certain conditions, including obtaining the consent of the lenders participating in the increase, in an aggregate principal amount of up to $150 million. Closing the new credit agreement pursuant to the commitment letter is subject to the negotiation of definitive documentation. See "Description of Certain Indebtedness—New Credit Agreement." This exchange offer is not conditioned upon the entering into our new credit agreement.

Tender Offer and Redemption

        On November 2, 2010, we announced the early results of our previously announced tender offer (the "Tender Offer") to purchase for cash any and all of the outstanding $175 million aggregate principal amount of our 10 1/4% Senior Notes due 2014 (the "2014 Notes"). As of the November 1, 2010 early tender date, $172.4 million aggregate principal amount of the 2014 Notes had been validly tendered and not validly withdrawn, which we accepted for payment on November 2, 2010. The Tender Offer expired at 8:00 a.m., New York City time, on November 17, 2010 without any additional 2014 Notes being tendered. Also on November 2, 2010, we provided notice of redemption to redeem on December 2, 2010 the 2014 Notes that were not otherwise tendered and accepted for payment pursuant to the Tender Offer.

Corporate Relocation

        We are relocating our corporate headquarters from Bethesda, Maryland to Austin, Texas. The move was substantially completed by the end of the third quarter of 2010. We have incurred or will incur a total of approximately $10 to $12 million of employee termination and relocation costs as well as lease exit costs of $5.0 million. For the three and nine months ended September 30, 2010, we incurred $3.0 million and $9.2 million, respectively, of employee termination costs and relocation costs and $5.0 million and $5.0 million, respectively, in lease termination costs related to the closing of the Bethesda, Maryland office.

Corporate Information

        We are a publicly traded Delaware corporation. Our common stock is listed on the New York Stock Exchange under the symbol "HGR." Our headquarters and principal executive offices are located at 10910 Domain Drive, Suite 300, Austin, Texas 78758, and our telephone number is (512) 777-3800.

The Exchange Offer

Original Notes	We sold $200,000,000 aggregate principal amount of our 7 1/8% Senior Notes due 2018, which are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of our existing domestic subsidiaries and certain of our future domestic subsidiaries, to the initial purchasers on November 2, 2010. The initial purchasers resold the original notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933 and to non-U.S. persons in transactions outside the United States pursuant to Regulation S under the Securities Act.
Registration Rights Agreement

When we sold the original notes, we entered into a registration rights agreement with the initial purchasers in which we agreed, among other things, to provide you and all other holders of the original notes the opportunity to exchange your unregistered original notes for a new series of substantially identical notes that we have registered under the Securities Act. The exchange offer is being made for that purpose.

New Notes

We are offering to exchange the original notes for 7 1/8% Senior Notes due 2018 that we have registered under the Securities Act, which are unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of our existing domestic subsidiaries and certain of our future domestic subsidiaries. The terms of the new notes and the original notes are substantially identical except:

• the new notes will be issued in a transaction that will have been registered under the Securities Act;
• the new notes will not contain securities law restrictions on transfer; and
• the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.
The Exchange Offer

We are offering to exchange $1,000 principal amount of the new notes for each $1,000 principal amount of your original notes. As of the date of this prospectus, there are $200,000,000 aggregate principal amount of our unregistered 7 1/8% Senior Notes due 2018 outstanding. For procedures for tendering, see "The Exchange Offer—Procedures for Tendering Original Notes."

Expiration Date	The exchange offer will expire at 11:59 p.m., New York City time, on , 2010, unless we extend it.

Resales of New Notes

We believe that the new notes issued pursuant to the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act if:

• you are not our "affiliate" within the meaning of Rule 405 under the Securities Act;
• you are acquiring the new notes in the ordinary course of your business;

•       you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution (within the meaning of the Securities Act) of the new notes; and

• you are not acting on behalf of any person who could not truthfully make the foregoing representations.
If you are an affiliate of ours, or are engaging in or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the new notes, then:
• you may not rely on the applicable interpretations of the staff of the SEC;
• you will not be permitted to tender original notes in the exchange offer; and
• you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the original notes.

Each broker-dealer that receives new notes for its own account in exchange for the original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See "The Exchange Offer—Procedures for Tendering Original Notes" and "Plan of Distribution."

Any broker-dealer that acquired original notes from us may not rely on the applicable interpretations of the staff of the SEC and must comply with registration and prospectus delivery requirements of the Securities Act (including being named as a selling security holder) in connection with any resales of the original notes or the new notes.

See "The Exchange Offer—Procedures for Tendering Original Notes" and "Plan of Distribution."

Acceptance of Original Notes and Delivery of New Notes

We will accept for exchange any and all original notes that are validly tendered in the exchange offer and not withdrawn before the offer expires. The new notes will be delivered promptly following the exchange offer.

Withdrawal Rights	You may withdraw your tender of original notes at any time before the exchange offer expires.
Conditions of the Exchange Offer	The exchange offer is subject to the following conditions, which we may waive:
• the exchange offer does not violate applicable law or any applicable interpretation of the staff of the SEC,
• no action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer,
• all governmental approvals shall have been obtained, which approvals we deem necessary for the expiration of the exchange offer.
See "The Exchange Offer—Conditions."
Consequences of Failure to Exchange

If you are eligible to participate in the exchange offer and you do not tender your original notes, then you will not have further exchange or registration rights and you will continue to hold original notes subject to restrictions on transfer.

Federal Income Tax Consequences

The exchange of original notes for new notes should not be taxable to a United States holder for federal income tax purposes. Consequently, such holders will not recognize any gain or loss upon receipt of the new notes. See "Material U.S. Federal Income Tax Considerations."

Use of Proceeds	We will not receive any proceeds from the exchange offer.
Accounting Treatment	We will not recognize any gain or loss on the exchange of notes. See "The Exchange Offer—Accounting Treatment."
Exchange Agent	Wilmington Trust Company is the exchange agent. See "The Exchange Offer—Exchange Agent."

The New Notes

        The summary below describes the principal terms of the new notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of New Notes" section of this prospectus contains a more detailed description of the terms and conditions of the new notes.

Issuer	Hanger Orthopedic Group, Inc.
Notes Offered	$200 million aggregate principal amount of 7 1/8% Senior Notes due 2018.
Maturity Date	November 15, 2018.
Interest	7.125% per year, payable semiannually in cash in arrears on May 15 and November 15 of each year, commencing on May 15, 2011.
Guarantees

The new notes will be unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of our existing domestic subsidiaries and certain of our future domestic subsidiaries. The guarantees will be unsecured senior indebtedness of the guarantors and will have the same ranking with respect to indebtedness of the guarantors as the new notes will have with respect to our indebtedness. The guarantees will be effectively subordinated to all secured indebtedness of those subsidiaries, including indebtedness under our credit facilities, to the extent of the value of the assets securing such debt.

Ranking	The new notes and the guarantees will be our and the guarantors' senior unsecured obligations and:
• will rank equally in right of payment with all of our and our guarantors' other existing and future indebtedness that is not by its terms expressly subordinated to the new notes and the guarantees;
• will rank senior in right of payment to all of our and the guarantors' existing and future indebtedness that is by its terms expressly subordinated to the new notes and the guarantees;

•       will be effectively junior to our and the guarantors' existing and future secured debt (including indebtedness under our credit facilities) to the extent of the value of the assets securing such debt; and

• will be structurally subordinated to all of the existing and future liabilities (including trade payables) of each of our subsidiaries that do not guarantee the new notes.

As of September 30, 2010, on an as adjusted basis after giving effect to the issuance and sale of the original notes and the application of proceeds therefrom to repurchase and otherwise redeem our 10 1/4 Senior Notes due 2014 and general corporate purposes, we would have had approximately $430.3 million of total indebtedness outstanding, $220.2 million of which would have been secured indebtedness and an additional $63.5 million of secured indebtedness available for borrowing under our existing credit facility (after taking into account $3.7 million of outstanding letters of credit). In addition, on an as further adjusted basis to give effect to the transactions described in the previous sentence as well as entry into the new credit agreement and the refinancing of the existing credit facilities, we would have had approximately $510.1 million of total indebtedness outstanding, $300.0 million of which would have been secured indebtedness and an additional $96.3 million of secured indebtedness available for borrowing under the new credit agreement (after taking into account $3.7 million of outstanding letters of credit). See "Description of Certain Indebtedness—New Credit Agreement."

Our non-guarantor subsidiaries had no impact on our total revenues for the twelve months ended September 30, 2010 and, as of September 30, 2010, accounted for less than 0.1% of our assets and liabilities (excluding intercompany receivables).

Optional Redemption

On or after November 15, 2014, we may redeem some or all of the new notes at any time at the redemption prices described in the section "Description of the Notes" under the heading "Optional Redemption." In addition, we may redeem up to 35% of the aggregate principal amount of the notes on or before November 15, 2013, with the net proceeds of certain equity offerings by us at a redemption price equal to 107.125% of the principal amount thereof, plus accrued and unpaid interest to the date of redemption. We may also redeem the new notes, in whole or in part, at any time prior to November 15, 2014 at a redemption price equal to 100% of their principal amount plus a make-whole premium, together with accrued and unpaid interest, if any, to the redemption date.

Change of Control

If we experience certain kinds of changes of control, we must offer to purchase the new notes at 101% of their principal amount, plus accrued and unpaid interest. For more details, see the section "Description of New Notes" under the heading "Change of Control."

Certain Covenants	The indenture contains covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:
• incur additional debt;

• make restricted payments (including paying dividends on, redeeming or repurchasing our capital stock);
• dispose of our assets;
• grant liens on our assets;
• engage in certain transactions with affiliates;
• merge or consolidate or transfer substantially all of our assets; and
• enter into sale/leaseback transactions.
For more details, see the section "Description of New Notes" under the heading "Certain Covenants."

During any future period in which Moody's Investor Services, Inc. and Standard & Poor's Rating Services have each assigned an investment grade rating to the new notes, certain of the covenants will cease to be in effect. If one or both of these rating agencies then downgrades their rating below an investment grade rating, the suspended covenants will again be in effect. See "Description of New Notes—Certain Covenants—Suspended Covenants."

No Prior Market

The new notes will be new securities for which there is no market. Although the initial purchasers have informed us that they intend to make a market in the new notes, they are not obligated to do so and may discontinue market-making at any time without notice. Accordingly, a liquid market for the new notes may not develop or be maintained.

Risk Factors	You should refer to the section captioned "Risk Factors" for an explanation of certain risks of exchanging your original notes for new notes.

SUMMARY CONSOLIDATED FINANCIAL INFORMATION

        The following summary consolidated financial information as of and for the fiscal years ended December 31, 2007, 2008 and 2009 has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes contained in our reports filed by us with the SEC and incorporated by reference in this prospectus. See "Where You Can Find More Information." The following summary consolidated financial information as of and for the nine months ended September 30, 2009 and 2010 has been derived from, and is qualified by reference to, our unaudited condensed consolidated financial statements and related notes contained in our reports filed by us with the SEC and incorporated by reference in this prospectus. See "Where You Can Find More Information." The following summary consolidated financial information for the twelve months ended September 30, 2010 has been derived by adding our financial data for the year ended December 31, 2009 to our financial data for the nine months ended September 30, 2010 and subtracting our financial data for the nine months ended September 30, 2009. This information is only a summary and you should read it in conjunction with our financial statements and related notes as well as our Management Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this prospectus. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year.

				Nine Months Ended September 30,
	Year Ended December 31,					Twelve Months Ended September 30, 2010
	2007	2008	2009	2009	2010
	(In thousands)(1)
Statement of Operations Data:
Net sales	$637,350	$703,129	$760,070	$554,966	$590,874	$795,978
Cost of goods sold—materials	184,625	210,323	228,295	168,784	179,776	239,287
Personnel costs	225,012	248,234	264,581	196,783	209,429	277,227
Other operating expenses	143,857	149,661	160,355	114,085	118,531	164,801
Relocation expenses	—	—	—	—	14,220	14,220
Depreciation and amortization	15,876	17,183	16,319	12,265	13,242	17,296

Income from operations	67,980	77,728	90,520	63,049	55,676	83,147
Interest expense	36,987	32,549	30,693	22,894	22,684	30,483
Unrealized loss (gain) from interest rate swap(2)	—	738	(167)	(167)	—	—

Income before taxes	30,993	44,441	59,994	40,322	32,992	52,664
Provision for income taxes	11,726	17,695	23,901	16,129	12,303	20,075

Net income	$19,267	$26,746	$36,093	$24,193	$20,689	$32,589

Balance Sheet Data:
Cash and cash equivalents	$26,938	$58,413	$84,558	$78,382	$95,609	$95,609
Working capital	165,794	200,248	216,664	219,025	293,111	293,111
Total assets	759,683	813,750	875,036	836,470	903,560	903,560
Total debt	410,892	422,324	410,472	409,714	405,329	405,329
Redeemable convertible preferred stock(3)	47,654	—	—	—	—	—
Shareholders' equity	190,538	266,866	315,893	301,264	347,753	347,753
Other Financial Data:
Capital expenditures	$20,129	$19,330	$21,270	$12,675	$19,743	$28,338
Net cash provided by (used in):
Operating activities	51,687	53,220	73,131	46,149	38,922	65,904
Investing activities	(42,096)	(30,168)	(34,152)	(14,884)	(22,562)	(41,830)
Financing activities	(5,792)	8,423	(12,834)	(11,296)	(5,309)	(6,847)
Adjusted EBITDA(4)	89,606	102,362	117,399	82,923	90,907	125,383

(1)
As of January 1, 2009, we revised our income statement presentation, including prior periods, to group all personnel costs in one line item within income from operations. Previously, personnel costs were divided between revenue producing personnel costs, which were included in costs of goods sold, and non-revenue producing personnel costs, which were included in selling, general and administrative expenses. We believe that the new income statement presentation will create better transparency and comparability between current and future results, as well as provide consistency with management's internal reporting format. The new income statement presentation does not change previously reported income from operations, net income or earnings per share for prior periods.

(2)
The loss (gain) from interest rate swap results from ineffective portions of the swap that occurred during the year.

(3)
On July 25, 2008, the Company notified the holder of the Series A Preferred of its election pursuant to the Certificate of Designations of the Series A Preferred to force the conversion of the Series A Preferred into 7,308,730 shares of common stock. The conversion of the Series A Preferred occurred on August 8, 2008.

(4)
We define "Adjusted EBITDA" as net income before interest expense (net of interest income), income taxes, depreciation and amortization, unrealized loss or gain from interest rate swaps and relocation, non-cash stock based compensation and supplemental executive retirement plan expenses. These other expenses may occur in future periods but do not directly relate to our continuing O&P operations.

We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other issuers, because not all issuers and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it an important supplemental measure of performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

        Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results of operations as reported under GAAP. For example:

  •
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted EBITDA does not reflect our interest expense;

  •
  Adjusted EBITDA does not reflect income taxes on our taxable earnings; and

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacement.

        The following table reconciles net income to Adjusted EBITDA:

				Nine Months Ended September 30,
	Year Ended December 31,					Twelve Months Ended September 30, 2010
	2007	2008	2009	2009	2010
	(Unaudited)			(Unaudited)		(Unaudited)
	(In thousands)
Net income	$19,267	$26,746	$36,093	$24,193	$20,689	$32,589
Provision for income taxes	11,726	17,695	23,901	16,129	12,303	20,075
Interest expense	36,987	32,549	30,693	22,727	22,684	30,650
Depreciation and amortization	15,876	17,183	16,319	12,265	13,242	17,296
Unrealized loss (gain) from interest rate swap	—	738	(167)	(167)	—	—
Corporate relocation expenses (after tax)	—	—	—	—	14,220	14,220
Non-cash stock based compensation expense	3,332	4,712	7,430	5,429	5,920	7,921
Supplemental executive retirement plan expense	2,418	2,739	3,130	2,347	1,849	2,632

Adjusted EBITDA	89,606	102,362	117,399	82,923	90,907	125,383

RISK FACTORS

        You should carefully consider the risks described below, in addition to the other information contained or incorporated by reference in this prospectus, before deciding whether to exchange your original notes for new notes. Realization of any of these risks could have a material adverse effect on our business, financial condition, cash flows and results of operations or could materially affect the value or liquidity of the notes and result in the loss of all or part of your investment in the notes. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations, which also could result in the loss of all or part of your investment in the notes.

Risks Related to Our Business

Changes in government reimbursement levels could adversely affect our net sales, cash flows and profitability.

        We derived 41.3% and 40.5% of our net sales for the three months ended September 30, 2010 and 2009, respectively, from reimbursements for O&P services and products from programs administered by Medicare, Medicaid and the U.S. Department of Veterans Affairs. For the nine months ended September 30, 2010 and 2009, we derived 40.9% and 41.0%, respectively, of our net sales from reimbursements for O&P services and products from programs administered by Medicare, Medicaid and the U.S. Department of Veterans Affairs. Each of these programs set maximum reimbursement levels for O&P services and products. If these agencies reduce reimbursement levels for O&P services and products in the future, our net sales could substantially decline. In addition, the percentage of our net sales derived from these sources may increase as the portion of the U.S. population over age 65 continues to grow, making us more vulnerable to maximum reimbursement level reductions by these organizations. Reduced government reimbursement levels could result in reduced private payor reimbursement levels because fee schedules of certain third-party payors are indexed to Medicare. Furthermore, the healthcare industry is experiencing a trend towards cost containment as government and other third-party payors seek to impose lower reimbursement rates and negotiate reduced contract rates with service providers. This trend could adversely affect our net sales. For example, a number of states are in the process of reviewing Medicaid reimbursement policies generally, including for prosthetic and orthotic devices, and Arizona has recently enacted legislation limiting Medicaid orthotic eligibility for those over 21 years of age. This legislation did not become effective until October 1, 2010, and we are evaluating its impact on our business in Arizona. Additionally, Medicare provides for reimbursement for O&P products and services based on prices set forth in fee schedules for ten regional service areas. Medicare prices are adjusted each year based on the Consumer Price Index—Urban ("CPIU") unless Congress acts to change or eliminate the adjustment. The Medicare price increases for 2010, 2009, 2008 and 2007 were 0.0%, 5.0%, 2.7% and 4.3%, respectively. The Patient Protection and Affordable Care Act, Pub. L. No. 111-148, March 23, 2010 ("PPACA") changed the Medicare inflation factors applicable to O&P (and other) suppliers. The annual updates for 2011 will be based on the CPI-U percentage increase for the 12-month period ending with June 2010. The annual updates for years subsequent to 2011 are based on the percentage increase in the CPI-U for the 12-month period ending with June of the previous year. Section 3401(m) of PPACA required that for 2011 and each subsequent year, the fee schedule update factor based on the CPI-U for the 12-month period ending with June of the previous year is to be adjusted by the annual economy-wide private nonfarm business multifactory productivity ("the MFP Adjustment"). MFP Adjustment may result in that percentage increase being less than zero for a year, and may result in payment rates for a year being less than such payment rates for the preceding year. CMS has not yet issued a final rule implementing these adjustments for 2011, but has indicated in a proposed rule that it will do so as part of the annual program instructions to the O&P fee schedule updates. See 75 Fed. Reg. 40040, 40122, et seq. (July 13, 2010). If the U.S. Congress were to legislate additional modifications to the Medicare fee schedules, our net sales from Medicare and other payors could be adversely and materially affected.

We cannot predict whether any such modifications to the fee schedules will be enacted or what the final form of any modifications might be.

Changes in payor reimbursements could negatively affect our net sales volume.

        Recent years have seen a consolidation of healthcare companies coupled with certain payors terminating contracts, imposing caps or reducing reimbursement for O&P products. Additionally, employers are increasingly pushing healthcare costs down to their employees. These trends could result in decreased O&P revenue.

We face periodic reviews, audits and investigations under our contracts with federal and state government agencies, and these audits could have adverse findings that may negatively impact our business.

        We contract with various federal and state governmental agencies to provide O&P services. Pursuant to these contracts, we are subject to various governmental reviews, audits and investigations to verify our compliance with the contracts and applicable laws and regulations. Any adverse review, audit or investigation could result in:

  •
  refunding of amounts we have been paid pursuant to our government contracts;

  •
  imposition of fines, penalties and other sanctions on us;

  •
  loss of our right to participate in various federal programs;

  •
  damage to our reputation in various markets; or

  •
  material and/or adverse effects on our business, financial condition and results of operations.

We are subject to numerous federal, state and local governmental regulations, noncompliance with which could result in significant penalties that could have a material adverse effect on our business.

        A failure by us to comply with the numerous federal, state and/or local healthcare and other governmental regulations to which we are subject, including the regulations discussed under "Government Regulation" in the section of our Annual Report on Form 10-K entitled "Business," could result in significant penalties and adverse consequences, including exclusion from the Medicare and Medicaid programs, which could have a material adverse effect on our business.

We may not realize the expected benefits of the acquisition of Accelerated Care Plus.

        Our ability to realize the anticipated benefits of the acquisition of Accelerated Care Plus will depend, in part, on our ability to successfully integrate our business with that of Accelerated Care Plus, and we cannot assure you that the combination of the two companies will result in the realization of economic, operational and other benefits we anticipate. If we are unable to successfully implement our planned integration with Accelerated Care Plus and realize the expected benefits from the acquisition, our results of operations and cash flows could be adversely affected.

If the non-competition agreements we have with our key executive officers and key practitioners were found by a court to be unenforceable, we could experience increased competition resulting in a decrease in our net sales.

        We generally enter into employment agreements with our executive officers and a significant number of our practitioners which contain non-compete and other provisions. The laws of each state differ concerning the enforceability of non-competition agreements. State courts will examine all of the facts and circumstances at the time a party seeks to enforce a non-compete covenant. We cannot predict with certainty whether or not a court will enforce a non-compete covenant in any given situation based on the facts and circumstances at that time. If one or more of our key executive officers and/or a significant number of our practitioners were to leave us and the courts refused to enforce the non-compete covenant, we might be subject to increased competition, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to the Exchange Offer and the New Notes

You may have difficulty selling the original notes that you do not exchange.

        If you do not exchange your original notes for the new notes offered in the exchange offer, then you will continue to be subject to the restrictions on transfer of your original notes. Those transfer restrictions are described in the indenture governing the new notes and in the legend contained on the original notes, and arose because we originally issued the original notes under exemptions from, and in transactions not subject to, the registration requirements of the Securities Act.

        In general, you may offer or sell your original notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not intend to register the original notes under the Securities Act.

        If a large number of original notes are exchanged for new notes issued in the exchange offer, then it may be more difficult for you to sell your unexchanged original notes. In addition, if you do not exchange your original notes in the exchange offer, then you will no longer be entitled to have those notes registered under the Securities Act.

        See "The Exchange Offer—Consequences of Failure to Exchange Original Notes" for a discussion of the possible consequences of failing to exchange your original notes.

Our substantial indebtedness could impair our financial condition and our ability to fulfill our obligations under our indebtedness.

        We have substantial debt. As of September 30, 2010, on an as adjusted basis after giving effect to the issuance and sale of the original notes and the application of proceeds therefrom to repurchase and otherwise redeem our 10 1/4 Senior Notes due 2014 and general corporate purposes, we would have had approximately $430.3 million of total indebtedness. In addition, on an as further adjusted basis to give effect to the transactions described in the previous sentence as well as entry into the new credit agreement and the refinancing of our existing credit facilities, we would have had approximately $510.1 million of total indebtedness outstanding. See "Description of Certain Indebtedness—New Credit Agreement."

        The level of our indebtedness could have important consequences to us and you. For example, our substantial indebtedness could:

  •
  make it more difficult for us to satisfy our obligations with respect to the new notes, including our repurchase obligations;

  •
  increase our vulnerability to adverse general economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have proportionately less debt;

  •
  make it more difficult for us to borrow money for working capital, capital expenditures, acquisitions or other purposes;

  •
  limit our ability to refinance indebtedness, or the associated costs may increase; and

  •
  expose us to the risk of increased interest rates with respect to that portion of our debt that has a variable rate of interest.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture and the credit facilities do not fully prohibit us or our subsidiaries from doing so. Our existing revolving credit facility provides commitments of up to $75.0 million, of which $63.5 million would have been available for future borrowings as of September 30, 2010, which is net of Lehman Commercial Paper, Inc.'s remaining $7.8 million commitment and $3.7 million in outstanding letters of credit and on an as adjusted basis after giving effect to the issuance and sale of the original notes and the application of proceeds therefrom to repurchase and otherwise redeem our 10 1/4 Senior Notes due 2014 and general corporate purposes. Additionally, our new revolving credit facility will provide commitments of up to $100.0 million (not giving effect to any outstanding letters of credit, which would reduce the amount available under our new revolving credit facility), of which $96.3 million would have been available for future borrowings as of September 30, 2010 on an as adjusted basis after giving effect to the issuance and sale of the original notes and application of proceeds therefrom to repurchase and otherwise redeem our 10 1/4 Senior Notes due 2014 and general corporate purposes. In addition, we may seek to increase the borrowing availability under our new credit facilities to an amount of up to $150.0 million, subject to receipt of commitments by existing lenders or other financing institutions and to the satisfaction of certain other conditions. For a discussion of our new credit agreement, see "Description of Certain Indebtedness—New Credit Agreement." All borrowings under our credit facility are and would be senior and secured, and as a result, would be effectively senior to the new notes and the guarantees of the new notes by the guarantors. If we incur any additional indebtedness that ranks equally with the new notes, the holders of that debt will be entitled to share ratably with the holders of the new notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. As a result of these and other factors, our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us to enable us to pay our indebtedness or to fund other liquidity needs. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness, including the new notes, on commercially reasonable terms or at all.

        Without such refinancing, we could be forced to sell assets to make up for any shortfall in our payment obligations under unfavorable circumstances. Restrictive covenants in the new notes will limit our ability to sell assets and will also restrict the use of proceeds from any such sale. Furthermore, we may not be able to sell our assets quickly enough or for sufficient amounts to enable us to meet our debt service obligations.

The restrictions contained in our outstanding indebtedness will contain restrictions and limitations that could significantly impact our ability to operate our business.

        The existing credit facilities contain, and our new credit facilities and indenture governing the new notes will contain, a number of significant restrictions and covenants that, among other things, limit our and our subsidiaries' ability to:

  •
  incur or guarantee additional indebtedness or issue disqualified stock;

  •
  pay dividends or make other distributions on, redeem or repurchase our capital stock or make other restricted payments;

  •
  make investments, acquisitions, loans or advances;

  •
  incur or create liens;

  •
  transfer or sell assets;

  •
  engage in sale and leaseback transactions;

  •
  engage in certain transactions with affiliates;

  •
  change the business conducted by us; and

  •
  consolidate, merge or transfer all or substantially all of our assets.

        In addition, under the existing credit facility we are, and under the new credit facilities we will be, required to satisfy and maintain specified financial ratios and tests. The foregoing restrictions could limit our ability to plan for or react to market conditions or meet our capital needs. We cannot assure you that we will be granted waivers under or amendments to the indenture that will govern the new notes if for any reason we are unable to meet these requirements, or that we will be able to refinance our debt on terms acceptable to us, or at all.

        Events beyond our control, such as prevailing economic conditions and changes in healthcare regulations, could impair our operating performance, which could affect our ability to comply with the terms of our debt instruments. Breaching any of these covenants or restrictions or the failure to comply with our obligations after the lapse of any applicable grace periods could result in a default under the applicable debt instruments. If there were an event of default, holders of such defaulted debt could cause all amounts borrowed under these instruments to be due and payable immediately. We cannot assure you that our assets or cash flow will be sufficient to fully repay borrowings under the outstanding debt instruments, either upon maturity or if accelerated upon an event of default or, if we are required to repurchase the new notes or other debt securities upon a change in control, that we would be able to refinance or restructure the payments on such debt.

The new notes are effectively subordinated to our secured indebtedness and structurally subordinated to the liabilities of our subsidiaries that do not guarantee the new notes.

        The indenture governing the new notes will permit us to incur additional secured indebtedness. The new notes are unsecured and will therefore be effectively subordinated to our secured indebtedness to the extent of the value of the collateral securing such secured indebtedness. Accordingly, if we or a subsidiary guarantor are involved in a bankruptcy, liquidation, dissolution, reorganization or similar proceeding or upon a default in payment on, or the acceleration of, any indebtedness under our secured indebtedness, our assets and those of the subsidiary guarantors that secure indebtedness will be available to pay obligations on the new notes only after all indebtedness under our secured indebtedness have been paid in full from those assets. We may not have sufficient assets remaining to pay amounts due on any or all of the new notes then outstanding. The new notes will also be structurally subordinated to all existing and future obligations, including indebtedness, of our subsidiaries that do not guarantee the new notes, and the claims of creditors of these subsidiaries, including trade creditors, will have priority as to the assets of these subsidiaries.

        As of September 30, 2010, on an as adjusted basis after giving effect to the issuance and sale of the original notes and the application of proceeds therefrom to repurchase and otherwise redeem our 10 1/4 Senior Notes due 2014 and general corporate purposes, we would have had approximately $430.3 million of total indebtedness outstanding, $220.2 million of which would have been secured indebtedness and an additional $63.5 million of secured indebtedness available for borrowing under our existing credit facility (after taking into account $3.7 million of outstanding letters of credit). In addition, on an as further adjusted basis to give effect to the transactions described in the previous sentence as well as entry into the new credit agreement and the refinancing of our existing credit facilities, we would have had approximately $510.1 million of total indebtedness outstanding, $300.0 million of which would have been secured indebtedness and an additional $96.3 million of secured indebtedness available for borrowing under the new credit agreement (after taking into account $3.7 million of outstanding letters of credit). See "Description of Certain Indebtedness—New Credit Agreement."

        Our non-guarantor subsidiaries had no impact on our total revenues for the twelve months ended September 30, 2010 and, as of September 30, 2010, accounted for less than 0.1% of our assets and liabilities (excluding intercompany receivables).

Federal and state statues allow courts, under specific circumstances, to void subsidiary guarantees and require new note holders to return payments received from subsidiary guarantors.

        Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a subsidiary guarantee could be voided, or claims in respect of a subsidiary guarantee could be subordinated to all other debts of that subsidiary guarantor if, among other things, the subsidiary guarantor, at the time it incurred the indebtedness evidenced by its subsidiary guarantee:

  •
  intended to hinder, delay or defraud creditors; or

  •
  received less than reasonably equivalent value or fair consideration for the incurrence of such subsidiary guarantee; and

  •
  was insolvent or rendered insolvent by reason of such incurrence; or

  •
  was engaged in a business or transaction for which the subsidiary guarantor's remaining assets constituted unreasonably small capital; or

  •
  intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

        In addition, any payment by that subsidiary guarantor pursuant to its subsidiary guarantee could be voided and required to be returned to the subsidiary guarantor, or to a fund for the benefit of the creditors of the subsidiary guarantor.

        The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a subsidiary guarantor would be considered insolvent if:

  •
  the sum of all of its debts, including contingent liabilities, was greater than the then fair saleable value of all of its assets;

  •
  if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

  •
  it could not pay its debts as they become due.

        On the basis of historical financial information, recent operating history and other factors, we believe that each subsidiary guarantor, after giving effect to its subsidiary guarantee of these new notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard. Furthermore, we cannot assure you that those standards would be satisfied in the case of any future subsidiary that becomes a subsidiary guarantor after the date the new notes are first issued, because a determination as to whether those standards would be satisfied will depend on, among other circumstances, the financial condition of that subsidiary guarantor at the time of the incurrence of its obligation in respect of its subsidiary guarantee.

        The indenture governing the new notes will contain a provision intended to limit each guarantor's liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer law, or may eliminate the guarantor's obligations or reduce the guarantor's obligations to an amount that effectively makes the guarantee worthless. In a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees.

We may be unable to repurchase the new notes if we experience a change in control.

        If we were to experience a change of control (as defined in the indenture), the indenture governing the new notes requires us to offer to purchase all of the outstanding new notes. Our failure to repay holders tendering new notes upon a change of control will result in an event of default under the new notes. If a change of control were to occur, we cannot assure you that we would have sufficient funds to purchase the new notes or any other securities which we would be required to offer to purchase. We expect that we would require additional financing from third parties to fund any such purchases, and we cannot assure you that we would be able to obtain financing on satisfactory terms or at all.

        The occurrence of a change of control could also constitute an event of default under our credit facilities. Our bank lenders may have the right to prohibit any such purchase or redemption, in which event we will seek to obtain waivers from the required lenders under the credit facilities, but may not be able to do so.

        In addition, important corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a "Change of Control" under the indenture. Therefore, if an event occurs that does not constitute a "Change of Control," we will not be required to make an offer to repurchase the new notes despite such event.

If our subsidiaries do not make sufficient distributions to us, we will not be able to make payments on our debt, including the new notes.

        We are a holding company with no material operations and only limited assets. Because our operations are conducted primarily by our subsidiaries, our cash flows and our ability to service indebtedness, including our ability to pay the interest on and principal of the new notes, depend to a large extent upon cash dividends and distributions or other transfers from our subsidiaries. Our subsidiaries may not be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the new notes. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. While the indenture governing the new notes limits the ability of our restricted subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the new notes.

Your ability to transfer the new notes may be limited by the absence of an active trading market, and there is no assurance that any active trading market will develop for the new notes.

        The new notes are a new issue of securities for which there is currently no established trading market. Consequently, the new notes will be relatively illiquid, and you may be unable to sell your new notes. We do not intend to apply to list the new notes on any national securities exchange. In addition, although the initial purchasers of the new notes have advised us that they currently intend to make a market in the new notes, they are not obligated to do so, and may discontinue market-making activities at any time without notice. If an active market does not develop or is not maintained, the market price and liquidity of the new notes may be adversely affected. We cannot assure you as to the liquidity of the market for the new notes or the prices at which you may be able to sell the new notes.

        The liquidity of, and trading market for, the new notes may also be adversely affected by, among other things:

  •
  changes in the overall market for securities similar to the new notes;

  •
  changes in our financial performance or prospects;

  •
  the prospects for companies in our industry generally;

  •
  the number of holders of the new notes;

  •
  the interest of securities dealers in making a market for the new notes; and

  •
  prevailing interest rates.

USE OF PROCEEDS

        The exchange offer is intended to satisfy our obligations under the registration rights agreement entered into in connection with the issuance and sale of the original notes. We will not receive any cash proceeds from the issuance of the new notes. We used the net proceeds from the issuance and sale of the original notes to repurchase and otherwise redeem our 10 1/4 Senior Notes due 2014 and general corporate purposes.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2010

  •
  on a historical basis;

  •
  as adjusted to reflect the issuance and sale of the original notes and the application of proceeds therefrom to repurchase and otherwise redeem our 10 1/4 Senior Notes due 2014 and general corporate purposes;

  •
  as further adjusted to reflect the issuance and sale of the original notes and the application of proceeds therefrom to repurchase and otherwise redeem our 10 1/4 Senior Notes due 2014 and general corporate purposes and the entry into the new credit agreement and the refinancing of our existing credit facilities described in "Description of Certain Indebtedness—New Credit Agreement."

        You should read this table in conjunction with the information included under the headings "Use of Proceeds," "Selected Consolidated Financial Information and Other Data," in this prospectus and our audited consolidated financial statements and related notes and our unaudited condensed consolidated financial statements and related notes incorporated by reference in this prospectus.

	September 30, 2010
	Actual	As Adjusted	As Further Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)
	(In thousands)
Cash and cash equivalents	$95,609	$98,801	$164,345 (4)

Total debt:
Existing Credit facility:
Existing revolving credit facility(1)	—	—	—
Existing term loan facility	220,225	220,225	—
New Credit Facility(2):
New revolving credit facility	—	—	—
New term loan facility	—	—	300,000

Total secured debt	220,225	220,225	300,000
10 1/4% Senior Notes due 2014(3)	175,000	—	—
7 1/8% Senior Notes due 2018	—	200,000	200,000
Subordinated seller notes	10,104	10,104	10,104

Total debt	405,329	430,329	510,104
Shareholders' equity:
Common stock	336	336	336
Additional paid-in capital	242,574	242,574	242,574
Accumulated other comprehensive loss	(1,353)	(1,353)	(1,353)
Retained earnings	106,852	104,137	102,057
Treasury stock at cost	(656)	(656)	(656)

Total shareholders' equity	347,753	345,038	342,958

Total capitalization	$753,082	$775,367	$853,062

(1)
Our existing revolving credit facility had $75 million of total borrowing capacity, of which $63.5 million was available at September 30, 2010 (net of Lehman Commercial

  Paper, Inc.'s remaining $7.8 million commitment and $3.7 million in outstanding letters of credit).

(2)
The proceeds of the new credit facility are expected to be used to repay all indebtedness under our existing credit facilities and to consummate the acquisition of Accelerated Care Plus. See "Summary—Recent Developments—New Credit Agreement."

(3)
On November 2, 2010, we accepted for payment $172.4 million aggregate principal amount of the 2014 Notes that had been tendered as of the early tender expiration date. The Tender Offer expired at 8:00 a.m., New York City time, on November 17, 2010 without any additional 2014 Notes being tendered. We plan to redeem the outstanding 2014 Notes on December 2, 2010 pursuant to our notice of redemption delivered on November 2, 2010.

(4)
Cash and cash equivalents will be reduced to the extent used in connection with the acquisition of Accelerated Care Plus.

 THE EXCHANGE OFFER

Purpose and Effect; Registration Rights

        We issued and sold the original notes on November 2, 2010 in transactions exempt from the registration requirements of the Securities Act. Therefore, the original notes are subject to significant restrictions on resale. In connection with the issuance of the original notes, we entered into a registration rights agreement, which required that we and the subsidiary guarantors:

  •
  file with the SEC a registration statement under the Securities Act relating to the exchange offer and the issuance and delivery of the new notes in exchange for the original notes;

  •
  use our commercially reasonable efforts to cause the SEC to declare the exchange offer registration statement effective under the Securities Act within 180 days following the date that the original notes were issued; and

  •
  use our commercially reasonable efforts to consummate the exchange offer prior to the 30th business day following the date the SEC declared the exchange offer registration statement effective.

        If you participate in the exchange offer, then you will, with limited exceptions, receive new notes that are freely tradable and not subject to restrictions on transfer. You should read this prospectus under the heading "—Resales of New Notes" for more information relating to your ability to transfer new notes.

        If you are eligible to participate in the exchange offer and do not tender your original notes, then you will continue to hold the untendered original notes, which will continue to be subject to restrictions on transfer under the Securities Act.

        The exchange offer is intended to satisfy our exchange offer obligations under the registration rights agreement. The above summary of the registration rights agreement is not complete. You are encouraged to read the full text of the registration rights agreement, which has been filed as an exhibit to the registration statement that includes this prospectus.

Terms of the Exchange Offer

        We are offering to exchange $200,000,000 aggregate principal amount of our 7 1/8% Senior Notes due 2018, which have been registered under the Securities Act, for a like principal amount of our unregistered 7 1/8% Senior Notes due 2018.

        Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all original notes validly tendered and not withdrawn before 11:59 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding original notes we accept in the exchange offer. You may tender some or all of your original notes under the exchange offer. However, the original notes are issuable in authorized minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. Accordingly, original notes may be tendered only in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The exchange offer is not conditioned upon any minimum amount of original notes being tendered.

        The form and terms of the new notes will be the same as the form and terms of the original notes, except that:

  •
  the new notes will be registered under the Securities Act and thus will not be subject to the restrictions on transfer or bear legends restricting their transfer;

  •
  all of the new notes will be represented by global notes in book-entry form unless exchanged for notes in definitive certificated form under the limited circumstances described under "Book-Entry, Delivery and Form;" and

  •
  the new notes will not provide for the payment of additional interest under circumstances relating to the timing of the exchange offer.

        The new notes will evidence the same debt as the original notes and will be issued under, and be entitled to the benefits of, the indenture governing the original notes.

        The new notes will accrue interest from the most recent date to which interest has been paid on the original notes or, if no interest has been paid, from the date of issuance of the original notes. Accordingly, registered holders of new notes on the record date for the first interest payment date following the completion of the exchange offer will receive interest accrued from the most recent date to which interest has been paid on the original notes or, if no interest has been paid, from the date of issuance of the original notes. However, if that record date occurs prior to completion of the exchange offer, then the interest payable on the first interest payment date following the completion of the exchange offer will be paid to the registered holders of the original notes on that record date.

        In connection with the exchange offer, you do not have any appraisal or dissenters' rights under the Delaware General Corporation Law or the indenture. We intend to conduct the exchange offer in accordance with the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934 and the rules and regulations of the Securities Exchange Commission ("SEC"). The exchange offer is not being made to, nor will we accept tenders for exchange from, a holder of the original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of the jurisdiction.

        We will be deemed to have accepted validly tendered original notes when we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us.

        If we do not accept any tendered original notes because of an invalid tender or for any other reason, then we will return certificates for any unaccepted original notes without expense to the tendering holder as promptly as practicable after the expiration date.

Expiration Date; Amendments

        The exchange offer will expire at 11:59 p.m., New York City time, on                        , 2010, unless we, in our sole discretion, extend the exchange offer.

        If we determine to extend the exchange offer, then we will notify the exchange agent of any extension by oral or written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

        We reserve the right, in our sole discretion, to delay accepting any original notes, to extend the exchange offer or to amend or terminate the exchange offer if any of the conditions described below under "—Conditions" have not been satisfied or waived by giving oral or written notice to the exchange agent of the delay, extension, amendment or termination. Further, we reserve the right, in our sole discretion, to amend the terms of the exchange offer in any manner. We will notify you as promptly as practicable of any extension, amendment or termination. We will also file a post-effective amendment to the registration statement of which this prospectus is a part with respect to any fundamental change in the exchange offer.

Procedures for Tendering Original Notes

        Any tender of original notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. A holder who wishes to tender original notes in the exchange offer must do either of the following:

  •
  properly complete, sign and date the letter of transmittal, including all other documents required by the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver that letter of transmittal and other required documents to the exchange agent at the address listed below under "—Exchange Agent" on or before the expiration date; or

  •
  if the original notes are tendered under the book-entry transfer procedures described below transmit to the exchange agent on or before the expiration date an agent's message.

        In addition, one of the following must occur:

  •
  the exchange agent must receive certificates representing your original notes along with the letter of transmittal on or before the expiration date, or

  •
  the exchange agent must receive a timely confirmation of book-entry transfer of the original notes into the exchange agent's account at The Depository Trust Company of New York City, or DTC, under the procedure for book-entry transfers described below along with the letter of transmittal or a properly transmitted agent's message, on or before the expiration date; or

  •
  the holder must comply with the guaranteed delivery procedures described below.

        The term "agent's message" means a message, transmitted by a book-entry transfer facility to and received by the exchange agent and forming a part of the book-entry confirmation, which states that the book-entry transfer facility has received an express acknowledgement from the tendering DTC participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant.

        The method of delivery of original notes, the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Rather than mail these items, we recommend that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. Do not send letters of transmittal or original notes to us.

        Generally, an eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the original notes are tendered:

  •
  by a registered holder of the original notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

  •
  for the account of an eligible institution.

        If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a firm which is:

  •
  a member of a registered national securities exchange;

  •
  a member of the Financial Industry Regulatory Authority, Inc.;

  •
  a commercial bank or trust company having an office or correspondent in the United States; or

  •
  another "eligible institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act.

        If the letter of transmittal is signed by a person other than the registered holder of any outstanding original notes, the original notes must be endorsed or accompanied by appropriate powers of attorney. The power of attorney must be signed by the registered holder exactly as the registered holder(s) name(s) appear(s) on the original notes and an eligible institution must guarantee the signature on the power of attorney.

        If the letter of transmittal, or any original notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

        If you wish to tender original notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should promptly instruct the registered holder to tender on your behalf. If you wish to tender on your behalf, you must, before completing the procedures for tendering original notes, either register ownership of the original notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of original notes tendered for exchange. Our determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of original notes not properly tendered or original notes our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular original notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within the time period we determine. Neither we, the exchange agent nor any other person will incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your original notes.

        By tendering, you will represent to us that:

  •
  any new notes that the holder receives will be acquired in the ordinary course of its business;

  •
  the holder has no arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the new notes;

  •
  if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution (within the meaning of the Securities Act) of the new notes;

  •
  if the holder is a broker-dealer, that the holder's original notes were acquired as a result of market making activities or other trading activities;

  •
  the holder is not our "affiliate," as defined in Rule 405 of the Securities Act, or, if the holder is our affiliate, it will comply with any applicable registration and prospectus delivery requirements of the Securities Act; and

  •
  the holder is not acting on behalf of any person who could not truthfully make the foregoing representations.

        If any holder or any such other person is our "affiliate," or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the new notes to be acquired in the exchange offer, then that holder or any such other person:

  •
  may not rely on the applicable interpretations of the staff of the SEC;

  •
  is not entitled and will not be permitted to tender original notes in the exchange offer; and

  •
  must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        Each broker-dealer who acquired its original notes as a result of market making activities or other trading activities and thereafter receives new notes issued for its own account in the exchange offer, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes issued in the exchange offer. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of Distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

        Any broker-dealer that acquired original notes directly from us may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and delivery requirements of the Securities Act (including being named as a selling security holder) in connection with any resales of the original notes or the new notes.

Acceptance of Original Notes for Exchange; Delivery of New Notes

        Upon satisfaction of all conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes properly tendered and will issue the new notes promptly after acceptance of the original notes.

        For purposes of the exchange offer, we will be deemed to have accepted properly tendered original notes for exchange when we have given oral or written notice of that acceptance to the exchange agent. For each original note accepted for exchange, you will receive a new note having a principal amount equal to that of the surrendered original note.

        In all cases, we will issue new notes for original notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

  •
  certificates for your original notes or a timely confirmation of book-entry transfer of your original notes into the exchange agent's account at DTC; and

  •
  a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent's message.

        If we do not accept any tendered original notes for any reason set forth in the terms of the exchange offer or if you submit original notes for a greater principal amount than you desire to exchange, we will return the unaccepted or non-exchanged original notes without expense to you. In the case of original notes tendered by book-entry transfer into the exchange agent's account at DTC under the book-entry procedures described below, we will credit the non-exchanged original notes to your account maintained with DTC.

Book-Entry Transfer

        We understand that the exchange agent will make a request within two business days after the date of this prospectus to establish accounts for the original notes at DTC for the purpose of facilitating the exchange offer, and any financial institution that is a participant in DTC's system may make book-entry delivery of original notes by causing DTC to transfer the original notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although delivery of original notes may be effected through book-entry transfer at DTC, the exchange agent must receive a properly completed and duly executed letter of transmittal with any required signature guarantees, or an agent's message instead of a letter of transmittal, and all other required documents at its address listed below under "—Exchange Agent" on or before the expiration date, or if you comply with the guaranteed delivery procedures described below, within the time period provided under those procedures.

Guaranteed Delivery Procedures

        If you wish to tender your original notes and your original notes are not immediately available, or you cannot deliver your original notes, the letter of transmittal or any other required documents or comply with DTC's procedures for transfer before the expiration date, then you may participate in the exchange offer if:

  •
  the tender is made through an eligible institution;

  •
  before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing:

  •
  the name and address of the holder and the principal amount of original notes tendered,

  •
  a statement that the tender is being made thereby, and

  •
  a guarantee that within three New York Stock Exchange trading days after the expiration date, the certificates representing the original notes in proper form for transfer or a book-entry confirmation and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

  •
  the exchange agent receives the properly completed and executed letter of transmittal as well as certificates representing all tendered original notes in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Withdrawal Rights

        You may withdraw your tender of original notes at any time before the exchange offer expires.

        For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address listed below under "—Exchange Agent." The notice of withdrawal must:

  •
  specify the name of the person who tendered the original notes to be withdrawn;

  •
  identify the original notes to be withdrawn, including the principal amount, or, in the case of original notes tendered by book-entry transfer, the name and number of the DTC account to be credited, and otherwise comply with the procedures of DTC; and

  •
  if certificates for original notes have been transmitted, specify the name in which those original notes are registered if different from that of the withdrawing holder.

        If you have delivered or otherwise identified to the exchange agent the certificates for original notes, then, before the release of these certificates, you must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible institution, unless the holder is an eligible institution.

        We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer. We will return any original notes that have been tendered but that are not exchanged for any reason to the holder, without cost, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. In the case of original notes tendered by book-entry transfer into the exchange agent's account at DTC, the original notes will be credited to an account maintained with DTC for the original notes. You may retender properly withdrawn original notes by following one of the procedures described under "—Procedures for Tendering Original Notes" at any time on or before the expiration date.

Conditions

        Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to exchange new notes for, any original notes if:

  •
  the exchange offer violates applicable law or any applicable interpretation of the staff of the SEC,

  •
  an action or proceeding shall have been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer,

  •
  all governmental approvals have not been obtained, which approvals we deem necessary for the expiration of the exchange offer.

        The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part at any time and from time to time.

        We expressly reserve the right, at any time or at various times, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any original notes by giving oral or written notice of an extension to their holders. During an extension, all original notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange.

Exchange Agent

        Wilmington Trust Company is the exchange agent for the exchange offer. You should direct any questions and requests for assistance and requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent addressed as follows:

By Hand, Overnight Mail, Courier, or Registered or Certified Mail:

Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-1615
Attention: Sam Hamed

By Facsimile (eligible institutions only):
(302) 636-4139
Attention: Exchanges
Telephone Inquiries: (302) 636-6181

        Delivery of the letter of transmittal to an address other than as listed above or transmission via facsimile other than as listed above will not constitute a valid delivery of the letter of transmittal.

Fees and Expenses

        We will pay the expenses of the exchange offer. We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We are making the principal solicitation by mail; however, our officers and employees may make additional solicitations by facsimile transmission, e-mail, telephone or in person. You will not be charged a service fee for the exchange of your notes, but we may require you to pay any transfer or similar government taxes in certain circumstances.

Transfer Taxes

        You will not be obligated to pay any transfer taxes, unless you instruct us to register new notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder.

Accounting Treatment

        We will record the new notes at the same carrying values as the original notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss on the exchange of notes. We will amortize the expenses of the offer over the term of the new notes.

Consequences of Failure to Exchange Original Notes

        If you are eligible to participate in the exchange offer but do not tender your original notes, you will not have any further registration rights, except in limited circumstances with respect to specific types of holders of original notes. Original notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture regarding the transfer and exchange of the original notes and the existing restrictions on transfer set forth in the legend on the original notes and in the offering memorandum dated October 20, 2010, relating to the original notes. Accordingly, you may resell the original notes that are not exchanged only:

  •
  to us;

  •
  so long as the original notes are eligible for resale under Rule 144A under the Securities Act, to a person whom you reasonably believe is a "qualified institutional buyer" within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer in a transaction meeting the requirements of Rule 144A;

  •
  in accordance with another exemption from the registration requirements of the Securities Act; or

  •
  under an effective registration statement under the Securities Act;

in each case in accordance with all other applicable securities laws. We do not intend to register the original notes under the Securities Act.

        Original notes that are not exchanged in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the indenture relating to the original notes and the new notes. Holders of the new notes and any original notes that remain outstanding after consummation of the exchange offer will vote together as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the indenture.

Resales of New Notes

        Based on interpretations of the staff of the SEC, as set forth in no action letters to third parties, we believe that new notes issued under the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by any original note holder without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act if:

  •
  the holder is not our "affiliate" within the meaning of Rule 405 under the Securities Act;

  •
  the new notes are acquired in the ordinary course of the holder's business; and

  •
  the holder does not intend to participate in a distribution (within the meaning of the Securities Act) of the new notes.

        Any holder who exchanges original notes in the exchange offer with the intention of participating in any manner in a distribution of the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

        This prospectus may be used for an offer to resell, resale or other retransfer of new notes. With regard to broker-dealers, only broker-dealers that acquire the original notes as a result of market making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives new notes for its own account in exchange for original notes, where the original notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. Please see "Plan of Distribution" for more details regarding the transfer of new notes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

        The following selected consolidated financial information as of and for the fiscal years ended December 31, 2005, 2006, 2007, 2008 and 2009 has been derived from, and is qualified by reference to, our audited consolidated financial statements and related notes contained in our reports filed by us with the SEC and incorporated by reference in this prospectus. See "Where You Can Find More Information." The following selected consolidated financial information as of and for the nine months ended September 30, 2009 and 2010 has been derived from, and is qualified by reference to, our unaudited condensed consolidated financial statements and related notes contained in our reports filed by us with the SEC and incorporated by reference in this prospectus. See "Where You Can Find More Information." This information is only a summary and you should read it in conjunction with our financial statements and related notes as well as our Management Discussion and Analysis of Financial Condition and Results of Operations incorporated by reference in this prospectus. The unaudited interim period financial information, in our opinion, includes all adjustments, which are normal and recurring in nature, necessary for a fair presentation for the periods shown. Results for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the full year.

	Year Ended December 31,					Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
	(In thousands)(1)
Statement of Operations Data:
Net sales	$578,241	$598,766	$637,350	$703,129	$760,070	$554,966	$590,874
Cost of goods sold—materials	163,285	180,462	184,625	210,323	228,295	168,784	179,776
Personnel costs	204,045	210,422	225,012	248,234	264,581	196,783	209,429
Other operating expenses	135,715	130,773	143,857	149,661	160,355	114,085	118,531
Relocation expenses	—	—	—	—	—	—	14,220
Depreciation and amortization	13,920	14,670	15,876	17,183	16,319	12,265	13,242

Income from operations	61,726	62,439	67,980	77,728	90,520	63,049	55,676
Interest expense	37,141	38,643	36,987	32,549	30,693	22,894	22,684
Unrealized loss (gain) from interest rate swap(2)	—	—	—	738	(167)	(167)	—
Extinguishment of debt(3)	—	16,953	—	—	—	—	—

Income before taxes	24,135	6,843	30,993	44,441	59,994	40,322	32,992
Provision for income taxes	6,382	3,409	11,726	17,695	23,901	16,129	12,303

Net income	$17,753	$3,434	$19,267	$26,746	$36,093	$24,193	$20,689

Balance Sheet Data:
Cash and cash equivalents	$7,921	$23,139	$26,938	$58,413	$84,558	$78,382	$95,609
Working capital	135,551	157,208	165,794	200,248	216,664	219,025	293,111
Total assets	704,467	719,122	759,683	813,750	875,036	836,470	903,560
Total debt	378,431	410,624	410,892	422,324	410,472	409,714	405,329
Redeemable convertible preferred stock(4)	61,942	47,654	47,654	—	—	—	—
Shareholders' equity	165,242	167,677	190,538	266,866	315,893	301,264	347,753
Other Financial Data:
Capital expenditures	$8,759	$12,827	$20,129	$19,330	$21,270	$12,675	$19,743
Net cash provided by (used in):
Operating activities	25,741	24,037	51,687	53,220	73,131	46,149	38,922
Investing activities	(11,247)	(13,212)	(42,096)	(30,168)	(34,152)	(14,884)	(22,562)
Financing activities	(14,924)	4,393	(5,792)	8,423	(12,834)	(11,296)	(5,309)
Ratio of earnings to fixed charges	1.5	1.1	1.6	2.0	2.4	2.3	1.9

(1)
As of January 1, 2009, we revised our income statement presentation, including prior periods, to group all personnel costs in one line item within income from operations. Previously, personnel costs were divided between revenue producing personnel costs, which were included in costs of goods sold, and non-revenue producing personnel costs, which were included in selling, general and administrative expenses. The new income statement presentation will create better transparency and comparability between current and future results, as well as provide consistency with management's internal reporting format. The new income statement presentation does not change previously reported income from operations, net income or earnings per share for prior periods.

(2)
The loss (gain) from interest rate swap results from ineffective portions of the swap that occurred during the year.

(3)
The 2006 charge of $17.0 million relates to the debt and preferred stock refinancing described further in the audited financial statements.

(4)
On July 25, 2008, the Company notified the holder of the Series A Preferred of its election pursuant to the Certificate of Designations of the Series A Preferred to force the conversion of the Series A Preferred into 7,308,730 shares of common stock. The conversion of the Series A Preferred occurred on August 8, 2008.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

        The following description briefly summarizes material terms of certain of our credit arrangements. The description is only a brief summary and does not purport to describe all of the terms of the credit arrangements that may be important. In this Description of Certain Indebtedness, "we," "us," and "our" refer only to Hanger Orthopedic Group, Inc. and not to any of its subsidiaries.

        We are a party to a credit agreement, dated as of May 26, 2006 and amended on March 12, 2007, under which we have a $75.0 million revolving credit facility and a $230.0 million term loan.

Revolving Credit Facility

        The $75.0 million revolving credit facility matures on May 26, 2011 and bears interest, at our option, at LIBOR plus 2.75% or a base rate (as defined in the credit agreement) plus 1.75%. The obligations under the revolving credit facility are guaranteed by our subsidiaries and are secured by a first priority perfected interest in our subsidiaries' shares, all of our assets and all the assets of our subsidiaries. We were notified by Lehman Commercial Paper, Inc. ("LCPI"), a subsidiary of Lehman Brothers Holdings, Inc. ("Lehman") that they were unable to continue their commitment under the revolving credit facility. LCPI's total commitment was $17.8 million of our total $75.0 million dollar facility. On October 23, 2009, Barclays Bank PLC replaced $10.0 million of the $17.8 million defaulted Lehman commitment under the revolving credit facility. The revolving credit facility requires compliance with various covenants including but not limited to a maximum total leverage ratio of 6.5 times EBITDA (as defined in the credit agreement) and a maximum annual capital expenditures limit of $50.0 million, plus an unused portion of such amount from the previous fiscal year. As of September 30, 2010, we were in compliance with all such covenants and had $63.5 million available under the revolving credit facility, net of LCPI's remaining $7.8 million commitment and $3.7 million of outstanding letters of credit. See "—New Credit Agreement" below for a description of our anticipated new credit facilities, the borrowings under which we expect to use to refinance our existing revolving credit facility and term loan.

Term Loan

        The $230.0 million term loan matures on May 26, 2013 and requires quarterly principal and interest payments that commenced on September 30, 2006. From time to time, mandatory payments may be required as a result of capital stock issuances, additional debt incurrences, asset sales or other events as defined in the credit agreement. The obligations under the term loan are guaranteed by our subsidiaries and are collateralized by a first priority perfected interest in our subsidiaries' shares, all of our assets and all the assets of our subsidiaries. The term loan is subject to covenants that mirror those of the revolving credit facility. As of September 30, 2010, we were in compliance with all such covenants. As of September 30, 2010, the term loan accrued interest, at our option, at LIBOR plus 2.00% or the base rate plus 1.00%. At September 30, 2010, the interest rate on the term loan was 2.26%. As of September 30, 2010, we had an outstanding balance of $220.2 million on this term loan. See "—New Credit Agreement" below for a description of our anticipated new credit facilities, the borrowings under which we expect to use to refinance our existing revolving credit facility and term loan.

Debt Covenants

        The terms of the revolving credit facility, and the term loan limit our ability to, among other things, incur additional indebtedness, create liens, pay dividends on or redeem capital stock, make certain investments, make restricted payments, make certain dispositions of assets, engage in transactions with affiliates, engage in certain business activities and engage in mergers, consolidations and certain sales of assets. At September 30, 2010, we were in compliance with all covenants under these debt agreements.

New Credit Agreement

        We entered into a commitment letter on October 18, 2010 with a group of financial institutions to, among other things, provide funding for the acquisition of Accelerated Care Plus. See "Summary—Recent Developments—Acquisition of Accelerated Care Plus Corporation" and "Summary—Recent Developments—New Credit Agreement." Such commitment letter contemplates revolving and term credit facilities, the proceeds of which we would use to finance such acquisition, to refinance our existing revolving and term credit facilities described under "—Revolving Credit Facility" and "—Term Loan" above and for other general corporate purposes. The commitment letter also provides that the credit agreement will provide for initial revolving commitments in an amount of up to $100 million, initial term loan commitments in an amount of up to $300 million and incremental term loan commitments, subject to the satisfaction of certain conditions, including obtaining the consent of the lenders participating in the increase, in an aggregate principal amount of up to $150 million. Such commitment letter provides for certain terms that differ from those that apply to our existing revolving and term credit facilities, including new pricing terms and extended maturities. The commitment letter also provides that consummation of the Accelerated Care Plus acquisition is a condition to closing the new credit agreement. Thus, we would not refinance our existing revolving and term credit facilities pursuant to the commitment letter if we did not also consummate the Accelerated Care Plus acquisition. Closing of the new credit agreement pursuant to the commitment letter, including finalization of the amounts of revolving and term loan commitments thereunder, is subject to the negotiation of definitive documentation and other customary closing conditions. This offering and the Tender Offer are not conditioned upon the consummation of the acquisition of Accelerated Care Plus or the entering into our new credit agreement.

DESCRIPTION OF NEW NOTES

        We issued the original notes under an indenture, dated November 2, 2010, among us, the Subsidiary Guarantors and Wilmington Trust Company, as trustee, in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

        The indenture for the original notes will also govern the new notes. In connection with the issuance of the original notes, we entered into a registration rights agreement in which we agreed to deliver this prospectus to you and use our commercially reasonable efforts to complete the exchange offer of exchange notes for outstanding notes or file or cause to become effective a registration statement covering the resale of the outstanding notes.

        The following description is a summary of the material provisions of the indenture and references to the "notes" refers to both the original notes and the new notes, unless specifically stated otherwise. It does not restate the indenture in its entirety. We urge you to read the indenture because it, and not this description, defines your rights as holders of the notes. Copies of the indenture are available as set forth below under "Where You Can Find More Information." Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the indenture. In this Description of the New Notes, the "issuer," "we," "us" and "our" refer only to Hanger Orthopedic Group, Inc. and not to any of its subsidiaries.

        The registered Holder of a note will be treated as its owner for all purposes. Only registered Holders will have rights under the indenture.

Brief Description of the Notes and the Guarantees

The Notes

        The notes are:

  •
  our general unsecured obligations;

  •
  senior in right of payment to all of our existing and any future Indebtedness that is by its terms expressly subordinated to the notes;

  •
  pari passu in right of payment with all of our existing and any future Indebtedness that is not by its terms expressly subordinated to the notes;

  •
  effectively junior in right of payment to our existing and future secured Indebtedness, including Indebtedness under the Credit Agreement, to the extent of the value of the collateral securing that Indebtedness;

  •
  structurally junior to any Indebtedness or other obligations of any of our Subsidiaries that is not a Subsidiary Guarantor; and

  •
  unconditionally guaranteed by all of our existing Domestic Subsidiaries and certain of our future Domestic Subsidiaries.

The Subsidiary Guarantees

        Each Subsidiary Guarantor's guarantee of the notes is:

  •
  a general unsecured obligation of such Subsidiary Guarantor;

  •
  senior in right of payment to all existing and any future Indebtedness of that Subsidiary Guarantor that is by its terms expressly subordinated to its Subsidiary Guarantee of the notes;

  •
  pari passu in right of payment with all existing and any future Indebtedness of that Subsidiary Guarantor that is not by its terms expressly subordinated to its Subsidiary Guarantee of the notes;

  •
  effectively junior in right of payment to the existing and future secured Indebtedness of that Subsidiary Guarantor, including the guarantee of our Credit Agreement, to the extent of the value of the collateral securing that Indebtedness; and

  •
  structurally junior to any Indebtedness or other obligations of any of its Subsidiaries that is not a Subsidiary Guarantor.

        As of the Issue Date, all of our existing subsidiaries were "Restricted Subsidiaries." However, under the circumstances described below under "—Designation of Restricted and Unrestricted Subsidiaries," we will be permitted to designate certain of our subsidiaries as "Unrestricted Subsidiaries." Unrestricted Subsidiaries will not be subject to the restrictive covenants in the indenture. Our Unrestricted Subsidiaries will not Guarantee the notes.

        As of September 30, 2010, assuming the offering of the original notes had been completed at that time, and giving effect to the application of proceeds therefrom to repurchase and otherwise redeem our 10 1/4 Senior Notes due 2014 and general corporate purposes, we would have had approximately $430.3 million of debt outstanding on a consolidated basis (including the notes), $220.2 million of which would have been secured indebtedness and an additional $63.5 million of secured indebtedness available for borrowing under our existing credit facility (after taking into account $3.7 million of outstanding letters of credit). In addition, on an as further adjusted basis to give effect to the transactions described in the previous sentence as well as entry into the new credit agreement and the refinancing of the existing credit facilities, we would have had approximately $510.1 million of total indebtedness outstanding (including the notes offered hereby), $300.0 million of which would have been secured indebtedness and an additional $96.3 million of secured indebtedness available for borrowing under the new credit agreement (after taking into account $3.7 million of outstanding letters of credit). See "Description of Certain Indebtedness—New Credit Agreement."

Principal, Maturity and Interest

        We initially issued $200.0 million in aggregate principal amount of notes. We may issue additional notes from time to time without giving notice to or seeking the consent of the holders of the initial notes. Any offering of additional notes is subject to the "—Incurrence of Indebtedness" covenant described below. Any additional notes will be identical in all respects to the notes offered hereby, except that additional notes will have different issuance dates and may have different issuance prices. The notes and any additional notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. We will issue notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on November 15, 2018.

        Interest on the notes will accrue at the rate of 7.125% per annum and will be payable semi-annually in arrears on May 15 and November 15, commencing on May 15, 2011. We will make each interest payment to the Holders of record on the immediately preceding May 1 and November 1.

        Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

        If a Holder has given wire transfer instructions to us, we will pay all principal, interest and premium, if any, on that Holder's notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar unless we elect to make interest payments by check mailed to the Holders at their respective addresses set forth in the register of Holders.

Paying Agent and Registrar for the Notes

        The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the Holders of the notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

        A Holder may transfer or exchange notes in accordance with the indenture. The registrar and the trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. We are not required to transfer or exchange any note selected for redemption. Also, we are not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Subsidiary Guarantees

        The notes will be initially Guaranteed by each of our current Domestic Subsidiaries and will be Guaranteed by each of our future Domestic Subsidiaries that Guarantees at least $15.0 million of the obligations of any borrower under a Credit Facility, in each case, on a senior unsecured basis. These Subsidiary Guarantees will be joint and several obligations of the Subsidiary Guarantors. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited as necessary to prevent that Subsidiary Guarantee from constituting a fraudulent conveyance under applicable law, after giving effect to all other obligations of that Subsidiary Guarantor including its guarantee, if any, under the Credit Agreement. However, in a recent Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. If a Subsidiary Guarantee were to be rendered voidable, it could be subordinated by a court to all other debt, including Guarantees and contingent liabilities, of the applicable Subsidiary Guarantor and, depending on the amount of such debt, a Subsidiary Guarantor's liability in respect of its Subsidiary Guarantee could be reduced to zero. See "Risk Factors—Risks Related to the Exchange Offer and New Notes—Federal and state statutes allow courts, under specific circumstances, to void subsidiary guarantees and require note holders to return payments received from subsidiary guarantors."

        A Subsidiary Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person, other than us or another Subsidiary Guarantor, unless:

          (1)   immediately after giving effect to that transaction, no Default or Event of Default exists; and

          (2)   either:

            (a)   the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Subsidiary Guarantor under the indenture, its Subsidiary Guarantee and the registration rights agreement pursuant to a supplemental indenture and other documents satisfactory to the trustee; or

            (b)   the Net Proceeds of such sale or other disposition are applied in accordance with the provisions of the indenture relating to Asset Sales.

        The Subsidiary Guarantee of a Subsidiary Guarantor will be released:

          (1)   (a) automatically without any further action on the part of the trustee or any Holder of the notes, in connection with any sale or other disposition of all or substantially all of the assets of that Subsidiary Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of ours, if the sale or other disposition complies with the provisions of the indenture relating to Asset Sales, (b) automatically without any further action on the part of the trustee or any Holder of the notes, in connection with any sale of Capital Stock of that Subsidiary Guarantor that causes such Subsidiary Guarantor to cease to be a "Subsidiary" to a Person that is not (either before or after giving effect to such transaction) a Subsidiary of ours, if the sale complies with the provisions of the indenture relating to Asset Sales, in each case as provided below under the caption "—Repurchase at the Option of Holders—Asset Sales" or (c) upon written notice by us to the trustee, if that Subsidiary Guarantor shall no longer guarantee (other than by virtue of its Subsidiary Guarantee) any Indebtedness under a Credit Facility or any other Indebtedness for borrowed money of us or any of our Restricted Subsidiaries of at least $25.0 million;

          (2)   if we designate that Subsidiary Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of the indenture; or

          (3)   upon Legal Defeasance or Covenant Defeasance as provided below under the caption "—Legal Defeasance and Covenant Defeasance" and upon a discharge of the indenture as provided under the caption "—Satisfaction and Discharge."

Optional Redemption

        On or prior to November 15, 2013, we may on one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture at a redemption price of 107.125% of the principal amount thereof, plus accrued and unpaid interest, to the redemption date, with the net cash proceeds of any Qualified Equity Offering; provided that:

          (1)   at least 65% of the aggregate principal amount of notes issued under the indenture remains outstanding immediately after the occurrence of any such redemption (excluding notes held by us and our Subsidiaries); and

          (2)   any such redemption occurs within 90 days of the date of the closing of any such Qualified Equity Offering.

        In addition, prior to November 15, 2014, we may at our option redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder's registered address, not less than 30 nor more than 60 days prior to the redemption date.

        Except pursuant to the preceding paragraphs, the notes will not be redeemable at our option prior to November 15, 2014.

        On or after November 15, 2014, we may redeem all or from time to time a part of the notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on November 15 of the years indicated below:

Year	Percentage
2014	103.563%
2015	101.781%
2016 and thereafter	100.000%

        We may at any time, and from time to time, purchase notes in the open market or otherwise, subject to compliance with applicable securities laws.

Mandatory Redemption

        We are not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of Control

        If a Change of Control occurs, each Holder of notes will have the right to require us to repurchase all or any part (equal to $2,000 or an integral multiple of $1,000 in excess thereof) of that Holder's notes pursuant to a Change of Control offer on the terms set forth in the indenture. In the Change of Control offer, we will offer a Change of Control payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest on the notes repurchased, to the date of purchase. Subject to compliance with the provisions of the third succeeding paragraph, within ten days following the date of the consummation of a transaction or series of transactions that constitutes a Change of Control, we will mail a notice to the trustee and each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed, pursuant to the procedures required by the indenture and described in such notice (subject to the satisfaction of any conditions upon which such Change of Control Offer is being made). We will be required to comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control provisions of the indenture by virtue of such conflict.

        On the Change of Control payment date, we will, to the extent lawful:

          (1)   accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control offer;

          (2)   deposit with the paying agent an amount equal to the Change of Control payment in respect of all notes or portions of notes properly tendered; and

          (3)   deliver or cause to be delivered to the trustee the notes properly accepted together with an officers' certificate stating the aggregate principal amount of notes or portions of notes being purchased by us.

        The paying agent will promptly mail to each Holder of notes properly tendered the Change of Control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each new note will be in a principal amount of $2,000 or an integral multiple of $1,000 in excess thereof.

        Our ability to pay cash to the Holders of notes upon a Change of Control may be limited by our then existing financial resources. Further, the agreements governing our other Indebtedness contain, and our future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control. If the exercise by the Holders of notes of their right to require us to repurchase the notes upon a Change of Control occurred at the same time as a change of control event under one or more of either of our other debt agreements, our ability to pay cash to the Holders of notes upon a repurchase may be further limited by our then existing financial resources.

        Even if sufficient funds were otherwise available, the terms of Credit Facilities (and other Indebtedness) may prohibit our prepayment of notes before their scheduled maturity. Consequently, if we are not able to prepay the Credit Facilities or other Indebtedness containing such restrictions or obtain requisite consents, we will be unable to fulfill our repurchase obligations, resulting in a default under the indenture.

        The provisions described above that require us to make a Change of Control offer following a Change of Control will be applicable whether or not any other provisions of the indenture are applicable. Except as described above with respect to a Change of Control, the indenture does not contain provisions that permit the Holders of the notes to require that we repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

        We will not be required to make a Change of Control offer upon a Change of Control if (i) a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by us and purchases all notes properly tendered and not withdrawn under the Change of Control offer or (ii) a notice of redemption has been given pursuant to the indenture as described above under "Optional Redemption."

        The definition of Change of Control includes a phrase relating to the sale, lease, transfer or conveyance of "all or substantially all" of our properties or assets and the properties or assets of our Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer or conveyance of less than all of our assets and the assets of our Subsidiaries taken as a whole to another Person or group may be uncertain.

        In addition, a Change of Control offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of launching the Change of Control offer.

Asset Sales

        We will not, and will not permit any of our Restricted Subsidiaries to, consummate an Asset Sale unless:

          (1)   we (or the Restricted Subsidiary, as the case may be) receive consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets sold, leased, transferred, conveyed or otherwise disposed of;

          (2)   the fair market value, if greater than $50.0 million, is determined by our Board of Directors and evidenced by a resolution of the Board of Directors set forth in an officer's certificate delivered to the trustee; and

          (3)   at least 75% of the consideration received in the Asset Sale by us or such Restricted Subsidiary is in the form of cash, Cash Equivalents or Replacement Assets.

        For purposes of this provision, each of the following will be deemed to be cash:

          (a)   any liabilities of ours or any of our Restricted Subsidiaries, as shown on our or such Restricted Subsidiary's most recent balance sheet (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any Restricted Subsidiary's Subsidiary Guarantee), that are assumed by the transferee of any such assets pursuant to a customary assignment and assumption agreement that releases us or such Restricted Subsidiary from further liability with respect thereto; and

          (b)   any securities, notes or other obligations received by us or any such Restricted Subsidiary from such transferee that are converted by us or such Restricted Subsidiary into cash within 180 days of their receipt (subject to ordinary settlement periods), to the extent of the cash received in that conversion; and

          (c)   any Designated Non-cash Consideration received by us or any such Restricted Subsidiary in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at the time outstanding, not to exceed the greater of $10.0 million and 1.5% of our Consolidated Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value.

        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, we (or the applicable Restricted Subsidiary, as the case may be) may apply those Net Proceeds at our option:

          (1)   to permanently reduce obligations under the Credit Agreement and, in the case of revolving obligations thereunder, to correspondingly reduce commitments with respect thereto (or other Indebtedness of the issuer or Subsidiary Guarantees secured by a Lien) or Pari Passu Indebtedness; provided that if the issuer or a Subsidiary Guarantor shall so reduce obligations under such Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the notes by making an offer (in accordance with the procedures set forth in the indenture for an Asset Sale offer) to all holders of notes to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, the pro rata principal amount of notes), in each case other than Indebtedness owed to either the issuer or an Affiliate of the issuer (provided that in the case of any reduction of any revolving obligations, the issuer or such Subsidiary shall effect a corresponding reduction of commitments with respect thereto);

          (2)   to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business;

          (3)   to acquire assets (other than inventory) that are used or useful in a Permitted Business;

          (4)   to make capital expenditures in or that are used or useful in a Permitted Business or to make expenditures for maintenance, repair or improvement of existing properties and assets in a manner not prohibited by the indenture, in each case, to the extent such expenditures are made by or used in the issuer or a Subsidiary Guarantor; or

          (5)   any combination of the foregoing.

        In the case of each of clauses (2) and (3) above, the entry into a definitive agreement to acquire such assets within 365 days after the receipt of any Net Proceeds from an Asset Sale shall be treated as a permitted application of the Net Proceeds from the date of such agreement so long as we or such Restricted Subsidiary, as the case may be, enters into such agreement with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 455 days of the date of the receipt of such Net Proceeds and such Net Proceeds are actually so applied within such period.

        Pending the final application of any Net Proceeds, we may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by the indenture.

        Any Net Proceeds from Asset Sales that are not applied or invested as provided above will constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $20.0 million, we will, within 30 days, make an Asset Sale offer to all Holders of notes and all holders of Pari Passu Indebtedness containing provisions similar to those set forth in the indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale offer will be equal to 100% of the principal amount plus accrued and unpaid interest to the date of purchase, and will be payable in cash. If any Excess Proceeds remain after consummation of an Asset Sale offer, we may use those Excess Proceeds for any purpose not otherwise prohibited by the indenture and they will no longer constitute Excess Proceeds. If the aggregate principal amount of notes and Pari Passu Indebtedness tendered into such Asset Sale offer exceeds the amount of Excess Proceeds, the trustee will select the notes and such Pari Passu Indebtedness to be purchased as described below under "—Selection and Notice." Upon completion of each Asset Sale offer, the amount of Excess Proceeds will be reset at zero.

        We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sale provisions of the indenture, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Asset Sale provisions of the indenture by virtue of such conflict.

Selection and Notice

        If less than all of the notes are to be redeemed or purchased at any time, the trustee will select notes for redemption or purchase as follows:

          (1)   if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

          (2)   if the notes are not listed on any national securities exchange, on a pro rata basis and otherwise in accordance with the procedures of the Depository Trust Company.

        No notes of $2,000 or less can be redeemed in part. Notices of redemption will be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each Holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indenture. Notices of redemption may not be conditional, except that a Change of Control offer made in advance of a Change of Control may be made conditional upon the occurrence of such Change of Control.

        If any note is to be redeemed in part only, the notice of redemption that relates to that note will state the portion of the principal amount of that note that is to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the Holder of notes upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Suspended Covenants

        Following the first day (the "Suspension Date") that:

          (1)   the notes have an Investment Grade Rating from both of the Rating Agencies; and

          (2)   no Default has occurred and is continuing under the indenture;

we and our Restricted Subsidiaries will not be subject to the provisions of the indenture summarized below:

          (A)  "—Restricted Payments;"

          (B)  "—Incurrence of Indebtedness;"

          (C)  "—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;"

          (D)  "Repurchase at the Option of Holders—Asset Sales;" and

          (E)  "—Transactions with Affiliates;"

          (F)  clause (d) of the first paragraph under the heading "Merger, Consolidation or Sale of Assets" (collectively, the "Suspended Covenants").

        In the event that we and our Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the foregoing and on any subsequent date (the "Reversion Date") one or both of the Rating Agencies withdraws its Investment Grade Rating or downgrades the rating assigned to the notes below an Investment Grade Rating, then we and our Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to future events and the Subsidiary Guarantees will be reinstated to the extent required by the indenture (unless and until a Suspension Date again occurs). Each period of time between any Suspension Date and the related Reversion Date, if any, is referred to in this description as a "Suspension Period." Notwithstanding that the Suspended Covenants may be reinstated, no Default or Event of Default will be deemed to have occurred as a result of a failure to comply with the Suspended Covenants during a Suspension Period (or on the Reversion Date or after a Suspension Period based solely on events that occurred during such Suspension Period). During any Suspension Period, we may not designate any Subsidiary to be an Unrestricted Subsidiary unless we would have been permitted to designate such Subsidiary to be an Unrestricted Subsidiary if a Suspension Period had not been in effect for any period.

        On the Reversion Date, all Indebtedness incurred during the related Suspension Period will be classified as have been incurred or issued pursuant to the first paragraph of "—Incurrence of Indebtedness" or, at our option, one or more of the clauses set forth in the second paragraph thereof (to the extent such Indebtedness would be permitted to be incurred thereunder as of the Reversion Date and after giving effect to Indebtedness incurred prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness would not be so permitted to be incurred pursuant to the first or second paragraph of "—Incurrence of Indebtedness," such Indebtedness will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (2) of the second paragraph of that covenant. Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under "—Restricted Payments" will be made as though the covenant described under "—Restricted Payments" had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of "—Restricted Payments." For purposes of determining compliance with paragraphs (a) and (b) of "Repurchase at the Option of Holders—Asset Sales," the Excess Proceeds will be deemed to be reset to zero on the Reversion Date.

Restricted Payments

        We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly:

          (1)   declare and pay any dividend or make any other payment or distribution on account of our or any of our Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving us or any of our Restricted Subsidiaries) or to the direct or indirect holders of our or any of our Restricted Subsidiaries' Equity Interests in their capacity as such (in each case other than dividends or distributions (a) payable in our or any of our Restricted Subsidiaries' Equity Interests (other than Disqualified Stock) or (b) to us or any of our Restricted Subsidiaries);

          (2)   purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving us or any of our Restricted Subsidiaries) any of our or our Restricted Subsidiaries' Equity Interests (in each case other than (a) any of our Restricted Subsidiaries' Equity Interests owned by us or another Restricted Subsidiary and (b) a payment made solely with Equity Interests not constituting Disqualified Stock);

          (3)   make any payment (other than a payment made solely with Equity Interests not constituting Disqualified Stock) to purchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled maturity or scheduled sinking fund or mandatory redemption payment, any of our or our Restricted Subsidiaries' Subordinated Indebtedness (other than Subordinated Indebtedness owed to us or any of our Restricted Subsidiaries), except payments of principal and interest in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case within one year of the due date thereof, and payments of principal and interest at the Stated Maturity thereof; or

          (4)   make any Restricted Investment.

(all such payments and other actions set forth in these clauses (1) through (4) above being collectively referred to as "Restricted Payments"), unless, at the time of and after giving effect to such Restricted Payment:

          (A)  no Default or Event of Default has occurred and is continuing or would exist upon giving effect to such Restricted Payment; and

          (B)  we would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the "Incurrence of Indebtedness" covenant; and

          (C)  such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by us and our Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (2), (3), (4), (5), (6) and (7) of the next paragraph), is less than the sum, without duplication, of:

              (i)  50% of our Consolidated Net Income for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after the Issue Date to the end of our most recently ended fiscal quarter for which our financial statements are publicly available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus

             (ii)  100% of the aggregate net cash proceeds or the Fair Market Value of property or assets received by us since the Issue Date as a contribution to our common equity capital or from the issue or sale of our Equity Interests (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of ours that have been converted into or exchanged for such Equity Interests (other than Equity Interests or Disqualified Stock or debt securities sold to a Subsidiary of ours), plus

            (iii)  to the extent that any of our Unrestricted Subsidiaries is redesignated as a Restricted Subsidiary after the Issue Date, the Fair Market Value of our Investment in such Subsidiary as of the date of such redesignation.

        So long as no Default has occurred and is continuing or would exist upon given effect thereto (except with respect to clauses (3) and (5) below), the preceding provisions will not prohibit:

          (1)   the payment of any dividend within 60 days after the date of declaration of the dividend, if at the date of declaration the dividend payment would have complied with the provisions of the indenture;

          (2)   the redemption, purchase, repurchase, retirement, defeasance or other acquisition of any of our or any of our Restricted Subsidiaries' Subordinated Indebtedness or of any of our Equity Interests in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to any of our Restricted Subsidiaries) of, our Equity Interests (other than Disqualified Stock); provided that the amount of any such net cash proceeds that are utilized for any such redemption, purchase, repurchase, retirement, defeasance or other acquisition will be excluded from clause (C)(ii) of the preceding paragraph;

          (3)   the defeasance, redemption, repurchase or other acquisition or retirement for value of our Subordinated Indebtedness or Subordinated Indebtedness of any of our Restricted Subsidiaries with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness or of Equity Interests other than Disqualified Stock;

          (4)   the purchase, repurchase, redemption, or other acquisition or retirement for value of any of our Equity Interests held by any member of our (or any of our Restricted Subsidiaries') management (or their estates or beneficiaries under their estates) pursuant to any management equity subscription agreement, stock option agreement or similar agreement or other agreement under which such Equity Interests were issued; provided that the aggregate price paid for all such purchased, repurchased, redeemed, acquired or retired Equity Interests may not exceed $3.0 million in any twelve-month period; provided, further, that any of the $3.0 million permitted to be applied under this clause (4) in any twelve-month period (and not so applied) may be carried forward for use in any future twelve-month period; provided, further, that such amount in any twelve- month period may be increased by an amount not to exceed (A) the cash proceeds received by us or any of our Restricted Subsidiaries from the sale of our Equity Interests (other than Disqualified Stock) to any member of our (or any of our Restricted Subsidiaries') management that occurs after the Issue Date; provided, however, that the amount of such cash proceeds utilized for any such purchase, repurchase, redemption or other acquisition or retirement for value will not increase the amount available for Restricted Payments under clause (C)(ii) of the preceding paragraph; plus (B) the cash proceeds of key man life insurance policies received by us and our Restricted Subsidiaries after the Issue Date;

          (5)   in the case of a Subsidiary, the payment of dividends or any similar distribution to the holders of any class of its Capital Stock on a pro rata basis;

          (6)   the repurchase of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible or exchangeable securities;

          (7)   any cash payment, in lieu of issuance of fractional shares, in connection with the exercise of warrants, options or other securities convertible into or exchangeable for our Capital Stock or the Capital Stock of any of our Restricted Subsidiaries;

          (8)   to the extent no Default in any payment in respect of principal or interest under the notes or the Credit Agreement or Event of Default has occurred and is continuing or would exist upon giving effect thereto, upon the occurrence of a Change of Control or an Asset Sale, the defeasance, redemption, repurchase or other acquisition of any subordinated Indebtedness pursuant to provisions substantially similar to those described under "Repurchase at the Option of Holders—Change of Control" and "Repurchase at the Option of Holders—Asset Sales" at a purchase price not greater than 101% of the principal amount thereof(in the case of a Change of Control) or at a percentage of the principal amount thereof not higher than the principal amount applicable to the notes(in the case of an Asset Sale), plus any accrued and unpaid interest thereon; provided that prior to or contemporaneously with such defeasance, redemption, repurchase or other acquisition, we have made a Change of Control offer or Asset Sale offer, as the case may be, with respect to the notes and have repurchased all notes validly tendered for payment and not withdrawn in connection therewith;

          (9)   to the extent no Default in any payment in respect of principal or interest under the notes or the Credit Agreement or Event of Default has occurred and is continuing or would exist upon giving effect thereto, the payment of dividends on our common stock and the purchase, repurchase, redemption, defeasance or other acquisition or retirement of any of our Equity Interests (other than Disqualified Stock) in an aggregate amount not to exceed $10.0 million in any calendar year;

          (10) the purchase, redemption, defeasance or other acquisition or retirement for value of any Seller Notes incurred under clause (10) of the definition of Permitted Debt or existing on the Issue Date; provided that we would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of "—Incurrence of Indebtedness;"

          (11) the declaration and payment of dividends to holders of any class or series of our Disqualified Stock or the Disqualified Stock of any Restricted Subsidiary issued or incurred in compliance with the covenant described below under "—Incurrence of Indebtedness" to the extent such dividends are included in the calculation of Fixed Charges; and

          (12) other Restricted Payments in an aggregate amount since the Issue Date not to exceed $50.0 million.

        The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s), property or securities proposed to be transferred or issued by us or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant in excess of $20.0 million will be determined by our Board of Directors whose resolutions with respect thereto will be delivered to the trustee. The Board of Directors' determination must be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if the Fair Market Value exceeds $50.0 million. Not later than the date of making any Restricted Payment, we will deliver to the trustee an officers' certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this "Restricted Payments" covenant were computed, together with a copy of any fairness opinion or appraisal required by the indenture.

        For purposes of this covenant, if a particular Restricted Payment involves a non-cash payment, including a distribution of assets, then such Restricted Payment shall be deemed to be an amount equal to the cash portion of such Restricted Payment, if any, plus an amount equal to the Fair Market Value of the non-cash portion of such Restricted Payment.

Incurrence of Indebtedness

        We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Debt), and we will not issue any Disqualified Stock and will not permit any of our Restricted Subsidiaries to issue Disqualified Stock; provided, however, that we and our Restricted Subsidiaries may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock, if the Fixed Charge Coverage Ratio for our most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period and any other Indebtedness repaid or Disqualified Stock that ceased to be outstanding since the beginning of such four-quarter period had been repaid or ceased to be outstanding at the beginning of such four-quarter period.

        The first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness (collectively, "Permitted Debt"):

          (1)   the incurrence of additional Indebtedness and letters of credit under one or more Credit Facilities and Guarantees thereof; provided that the aggregate principal amount of all Indebtedness of ours and our Restricted Subsidiaries incurred pursuant to this clause (1) does not exceed $500.0 million at the time of incurrence thereof;

          (2)   the incurrence by us and our Restricted Subsidiaries of the Existing Indebtedness;

          (3)   the incurrence by us and any Subsidiary Guarantor of Indebtedness represented by the notes and the Subsidiary Guarantees to be issued on the Issue Date (and any notes and Guarantees issued in exchange for the notes and Subsidiary Guarantees pursuant to the registration rights agreement) and contribution, indemnification and reimbursement obligations owed by us or any Subsidiary Guarantor to any of the other of them in respect of amounts paid or payable on such notes or Guarantees;

          (4)   the incurrence by us or any of our Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used in our business or the business of such Restricted Subsidiary, in an aggregate principal amount, including all Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (4), not to exceed $30.0 million at any time outstanding;

          (5)   the incurrence by us or any of our Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness) that was incurred under the first paragraph of this covenant or clause (2) or (3) of this paragraph;

          (6)   the incurrence by us or any of our Restricted Subsidiaries of intercompany Indebtedness owed to us or any of the Restricted Subsidiaries; provided, however, that:

            (a)   if we are the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes;

            (b)   if a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of such Subsidiary Guarantor's Subsidiary Guarantee; and

            (c)(i)  any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than us or a Restricted Subsidiary and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either us or a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by us or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (6);

          (7)   the incurrence by us or any of our Restricted Subsidiaries of Hedging Obligations and other obligations with respect to derivative transactions incurred to hedge bona fide business risks and not for speculative purposes;

          (8)   the guarantee by us or any of our Restricted Subsidiaries of Indebtedness permitted to be incurred by another provision of this covenant; provided that, if the Indebtedness being guaranteed is subordinated to the notes, such guarantee is subordinated to the notes to the same extent as the Indebtedness being guaranteed;

          (9)   the incurrence by our Unrestricted Subsidiaries of Non-recourse Debt; provided, however, that if any such Indebtedness ceases to be Non-recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to be an incurrence of Indebtedness by a Subsidiary of ours that was not permitted by this clause (9);

          (10) the incurrence by us or any of our Restricted Subsidiaries of any Indebtedness under Seller Notes, not to exceed at the time of incurrence thereof the greater of (x) $50.0 million and (y) 5% of Consolidated Total Assets, including all Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (10);

          (11) Indebtedness incurred in respect of workers' compensation claims and self-insurance obligations, and, for the avoidance of doubt, indemnity, bid, performance, warranty, release, appeal, surety and similar bonds, letters of credit for operating purposes and completion guarantees provided or incurred (including Guarantees thereof) by us or any Restricted Subsidiary in the ordinary course of business;

          (12) Indebtedness arising from agreements of us or a Restricted Subsidiary providing for indemnification, contribution, earnout, adjustment of purchase price or similar obligations, in each case incurred or assumed in connection with the acquisition or disposition of any business, assets or Equity Interests of us or a Restricted Subsidiary otherwise permitted under the indenture;

          (13) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five business days of incurrence, and Indebtedness arising from negative account balances in cash pooling arrangements arising in the ordinary course of business;

          (14) obligations of us or our Restricted Subsidiaries in respect of customer advances received and held in the ordinary course of business; and

          (15) the incurrence by us or any of our Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) not to exceed the greater of (x) $50.0 million and (y) 5.0% of Consolidated Total Assets at the time of incurrence thereof (which amount may be incurred, in whole or in part, under any of the Credit Facilities).

        For purposes of determining compliance with this covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt described above as of the date of incurrence thereof or is entitled to be incurred pursuant to the first paragraph of this covenant, we shall, in our sole discretion, at the time the proposed Indebtedness is incurred, (x) classify all or a portion of that item of Indebtedness on the date of its incurrence under either the first paragraph of this covenant or under any category of Permitted Debt, (y) reclassify at a later date all or a portion of that or any other item of Indebtedness as being or having been incurred in any manner that complies with this covenant and (z) elect to comply with this covenant and the applicable definitions in any order; provided, however, that Indebtedness incurred pursuant to the Credit Agreement on the Issue Date (or any subsequent or replacement Credit Facility contemplated by this prospectus) shall be treated as incurred pursuant to clause (1) of the definition of Permitted Debt and may not later be reclassified.

        The accrual of interest, the accretion or amortization of original issue discount and the payment of interest on Indebtedness in the form of additional Indebtedness or payment of dividends on Capital Stock in the forms of additional shares of Capital Stock with the same terms will not be deemed to be an incurrence of indebtedness for purposes of this covenant.

        We will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually or by its terms subordinate or junior in right of payment to any Senior Debt of ours and not subordinate or junior in right of payment to the notes to the same extent; provided, however, that no Indebtedness of ours will be deemed to be contractually subordinated in right of payment solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority or by virtue of structural subordination. No Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is contractually or by its terms subordinate or junior in right of payment to the Senior Debt of such Subsidiary Guarantor and not subordinate or junior in right of payment to such Subsidiary Guarantor's Subsidiary Guarantee to the same extent; provided, however, that no Indebtedness of a Subsidiary Guarantor will be deemed to be contractually subordinated in right of payment solely by virtue of being unsecured or secured to a greater or lesser extent or with greater or lower priority or by virtue of structural subordination.

Liens

        We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or Attributable Debt on any asset now owned or hereafter acquired or any proceeds therefrom, or assign or convey any right to receive income therefrom, except Permitted Liens, unless:

          (1)   in the case of Liens securing Subordinated Indebtedness, the notes and related Subsidiary Guarantees are secured by a Lien on such property (including Capital Stock of a Restricted Subsidiary), assets, proceeds, income or profit that is senior in priority to such Liens until such time as such Subordinated Indebtedness is no longer secured by such Liens; and

          (2)   in the case of Liens securing Senior Debt, the notes and related Subsidiary Guarantees are equally and ratably secured on such property (including Capital Stock of a Restricted Subsidiary), assets, proceeds, income or profit until such time as such Senior Debt is no longer secured by such Liens.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

          (1)   pay dividends or make any other distributions on or in respect of its Capital Stock to us or any of our Restricted Subsidiaries or pay any Indebtedness owed to us or any other of our Restricted Subsidiaries;

          (2)   make any loans or advances to us or any other of our Restricted Subsidiaries; or

          (3)   transfer any of its properties or assets to us or any other of our Restricted Subsidiaries.

        However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

          (1)   any agreement or other document as in effect on the Issue Date or subsequent agreements or documents relating to our Indebtedness or Indebtedness of any Restricted Subsidiary and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of such agreements or documents; provided that the amendments, modifications, restatements, renewals, increases, supplements, refundings, replacement or refinancings are not, in our good faith judgment, materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in those agreements or documents on the Issue Date;

          (2)   the indenture, the notes and the Subsidiary Guarantees;

          (3)   applicable law, rule, regulation or order;

          (4)   any instrument governing Indebtedness or Capital Stock of a Person acquired by us or any of our Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness or Capital Stock was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indenture to be incurred;

          (5)   customary provisions restricting subletting or assignment of any lease, contract or license and provisions in agreements that restrict the assignment of such agreement or any rights thereunder;

          (6)   purchase money obligations (including Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on that property (and proceeds thereof) of the nature described in clause (3) of the preceding paragraph;

          (7)   any agreement in connection with the sale of assets or Capital Stock, including, without limitation, any agreement for the sale or other disposition of a Restricted Subsidiary or its assets that restricts distributions by that Restricted Subsidiary pending such sale or other disposition;

          (8)   Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not, in our good faith judgment, materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

          (9)   Liens securing Indebtedness otherwise permitted to be incurred under the provisions of the "—Liens" covenant that limit the right of the debtor to dispose of the assets subject to such Liens;

          (10) provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements;

          (11) any encumbrance or restriction existing at the time of the acquisition of property, so long as the encumbrances or restrictions relate solely to the property so acquired (and are not or were not created in anticipation of or in connection with the acquisition thereof);

          (12) restrictions on cash and other deposits or net worth imposed by direct or indirect customers or suppliers under contracts entered into in the ordinary course of business;

          (13) any Person that becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary on or after the Issue Date, which encumbrance or restriction is in existence at the time such Person becomes a Restricted Subsidiary or merges with or into a Restricted Subsidiary, but not created in connection with or in anticipation of such Person becoming a Restricted Subsidiary or merging with or into a Restricted Subsidiary, and which is not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person becoming a Restricted Subsidiary;

          (14) any Non-Recourse Receivable Subsidiary Indebtedness or other contractual requirements of a Receivable Subsidiary that is a Restricted Subsidiary in connection with a Qualified Receivables Transaction; provided that such restrictions apply only to such Receivable Subsidiary or the accounts receivable and other financial assets described in the definition of Qualified Receivables Transaction which are subject to such Qualified Receivables Transaction; and

          (15) any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date.

        Nothing contained in this covenant shall prevent us or any Restricted Subsidiary from (i) creating, incurring, assuming or suffering to exist any Liens otherwise permitted under the "Liens" covenant or (ii) restricting the sale or other disposition of property or assets of us or any of our Restricted Subsidiaries that secure Indebtedness that is not prohibited by the indenture.

Merger, Consolidation or Sale of Assets

        We may not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not we are the surviving corporation) or (2) sell, assign, transfer, convey, lease or otherwise dispose of all or substantially all of our properties or assets and the properties or assets of our Restricted Subsidiaries taken as a whole, in one or more related transactions (except for a pledge of assets as collateral for security purposes but not any outright assignment upon any foreclosure of such collateral), to another Person; unless:

          (a)   either: (x) we are the surviving corporation; or (y) the Person formed by or surviving any such consolidation or merger (if other than us) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a Person organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

          (b)   the Person formed by or surviving any such consolidation or merger (if other than us) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all of our obligations under the notes and the indenture pursuant to agreements reasonably satisfactory to the trustee;

          (c)   immediately after such transaction no Default or Event of Default exists; and

          (d)   we or the Person formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, conveyance or other disposition has been made, will, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four-quarter period, (i) be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the "—Incurrence of Indebtedness" covenant or (ii) our Fixed Charge Coverage Ratio, or the Person formed by or surviving any such consolidation or merger (if other than us), or to which such sale, assignment, transfer, conveyance or other disposition has been made, shall not be less than our Fixed Charge Coverage Ratio immediately prior to such transaction or series of transactions.

        Notwithstanding the foregoing, failure to satisfy the requirements of the preceding clauses (c) and (d) will not prohibit:

            (i)  a merger between us and a Restricted Subsidiary that is a wholly-owned Subsidiary of us or the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the assets of us and our Restricted Subsidiaries taken as a whole to a Restricted Subsidiary that is a wholly-owned Subsidiary of us; or

           (ii)  a merger between us and an Affiliate formed solely for the purpose of converting us into an entity organized under the laws of the United States or any political subdivision or state thereof; so long as, in each case, the amount of Indebtedness of us and our Restricted Subsidiaries is not increased thereby.

        The Person formed by or surviving any consolidation or merger (if other than us) will succeed to, and be substituted for, and may exercise every right and power of ours under the indenture, but, in the case of a lease of all or substantially all our assets, we will not be released from the obligation to pay the principal of and interest on the notes.

Designation of Restricted and Unrestricted Subsidiaries

        Our Board of Directors may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if upon giving effect to such designation a Default would not exist. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by us and our Restricted Subsidiaries in the Subsidiary properly designated will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under the first paragraph of the "—Restricted Payments" covenant to the extent such Investments do not constitute Permitted Investments, as determined by us. That designation will only be permitted if the Investments would be permitted at that time and if the Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Our Board of Directors may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if upon given effect to such redesignation a Default would not exist.

Transactions with Affiliates

        We will not, and will not permit any of our Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of our or our Restricted Subsidiaries' respective properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of us involving aggregate consideration in excess of $2.0 million (each, an "Affiliate Transaction"), unless:

          (1)   such Affiliate Transaction is on terms that are not materially less favorable to us or the relevant Subsidiary than those that could reasonably have been obtained in a comparable arm's-length transaction by us or such Subsidiary with an unaffiliated party; and

          (2)   we deliver to the trustee:

            (a)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, a resolution of our Board of Directors set forth in an officers' certificate certifying that such Affiliate Transaction complies with this covenant; and

            (b)   with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $50.0 million, an opinion as to the fairness to the Holders of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

          (1)   any employment agreement, employee benefit plan, related trust agreement or any other similar arrangement entered into by us or any of our Restricted Subsidiaries in the ordinary course of business;

          (2)   transactions between or among us and/or our Restricted Subsidiaries;

          (3)   transactions with a Person that is an Affiliate of ours solely because we own an Equity Interest in such Person;

          (4)   the payment of reasonable and customary compensation and indemnities and other benefits to members of our Board of Directors or the Board of Directors of a Restricted Subsidiary who are outside directors;

          (5)   the payment of reasonable and customary compensation and other benefits (including retirement, health, option, deferred compensation and other benefit plans) and indemnities to directors, officers and employees of the Company or any Restricted Subsidiary in the ordinary course of business;

          (6)   sales of Equity Interests (other than Disqualified Stock) to Affiliates of ours;

          (7)   Permitted Investments, Restricted Payments that are permitted by the "—Restricted Payments" covenant and transactions permitted by, and complying with, the "Merger, Consolidation or Sale of Assets" covenant;

          (8)   any agreement (including any certificate of designations relating to Capital Stock) as in effect as of the Issue Date or any amendment thereto or any transaction contemplated thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

          (9)   transactions effected as part of a Qualified Receivables Transaction;

          (10) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and on terms that are not materially less favorable to us or such Restricted Subsidiary, as the case may be, as determined in good faith by us, than those that could be obtained in a comparable arm's-length transaction with a Person that is not our Affiliate; and

          (11) sales or leases of goods to joint ventures and Affiliates (but excluding any officers or directors) in the ordinary course of business for less than fair market value but not for less than cost.

Additional Subsidiary Guarantees

        If any of our Domestic Subsidiaries Guarantees at least $15.0 million of the obligations of any borrower under a Credit Facility after the Issue Date and such Domestic Subsidiary is not a Guarantor of the notes, then that Domestic Subsidiary will execute and deliver to the trustee a supplemental indenture providing for a Subsidiary Guarantee and deliver an opinion of counsel satisfactory to the trustee within 10 business days of the date on which it was acquired or created; provided, however, that the foregoing shall not apply to Subsidiaries that have properly been designated as Unrestricted Subsidiaries in accordance with the indenture for so long as they continue to constitute Unrestricted Subsidiaries.

Sale and Leaseback Transactions

        We will not, and will not permit any of our Restricted Subsidiaries to, enter into any transaction pursuant to which property is sold or transferred by us or a Restricted Subsidiary and is thereafter leased back as a capital lease by us or a Restricted Subsidiary; provided that we or any Restricted Subsidiary may enter into such a sale and leaseback transaction if:

          (1)   we or that Restricted Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under the Fixed Charge Coverage Ratio test in the first paragraph of the "—Incurrence of Indebtedness" covenant and (b) incurred a Lien to secure such Indebtedness pursuant to the "—Liens" covenant;

          (2)   the consideration received in such sale and leaseback transaction is at least equal to the Fair Market Value, as set forth in an officers' certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

          (3)   the transfer of assets in that sale and leaseback transaction is permitted by, and we apply the proceeds of such transaction in compliance with, the "—Asset Sales" covenant.

Business Activities

        We will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses, except to such extent as would not be material to us and our Subsidiaries taken as a whole.

Payments for Consent

        We will not, and will not permit any of our Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to or for the benefit of any Holder of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the indenture or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

        Whether or not required by the SEC, so long as any notes are outstanding, we will furnish to the Holders of notes (with copies to the trustee), within the time periods specified in the SEC's rules and regulations:

          (1)   all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if we were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual information only, a report on the annual financial statements by our certified independent accountants; and

          (2)   all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports.

        We will be deemed to have furnished such reports to the trustee and the Holders if we have filed such reports with the SEC via the EDGAR filing system (or any successor system) and such reports are publicly available.

        If we have designated any of our Subsidiaries as Unrestricted Subsidiaries, then the quarterly and annual financial information required above will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management's Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of us and our Restricted Subsidiaries separate from the financial condition and results of operations of our Unrestricted Subsidiaries.

        In addition, following the consummation of the exchange offer contemplated by the registration rights agreement, whether or not required by the SEC, we will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we and the Subsidiary Guarantors have agreed that, for so long as any notes remain outstanding, we will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

        Each of the following is an "Event of Default" if it shall occur and be continuing:

          (1)   default for 30 days in the payment when due of interest on the notes;

          (2)   default in payment when due of the principal of or premium, if any, on the notes;

          (3)   failure by us or any of our Restricted Subsidiaries to comply with the "—Merger, Consolidation or Sale of Assets" covenant;

          (4)   failure by us or any of our Restricted Subsidiaries for 30 days after notice to comply with the provisions described under the headings "—Repurchase at the Option of Holders—Asset Sales" or "—Repurchase at the Option of Holders—Change of Control;"

          (5)   failure to perform or comply with the "Reports" covenant and continuance of such failure to perform or comply for a period of 90 days after written notice thereof has been given to us by the trustee or to us and the trustee by the Holders of at least 25% in aggregate principal amount of the outstanding notes;

          (6)   failure by us or any of our Restricted Subsidiaries for 60 days after notice to comply with any other covenant or agreement in the indenture or the notes after written notice thereof has been given to us by the trustee or to us and the trustee by the Holders of at least 25% in aggregate principal amount of the outstanding notes;

          (7)   default by us or any Restricted Subsidiary under any mortgage, indenture or instrument (other than the indenture, the notes and the Subsidiary Guarantees) under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed (other than any such Indebtedness payable to us or any of our Subsidiaries) by us or any of our Restricted Subsidiaries (or the payment of which is guaranteed by us or any of our Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the Issue Date, if that default:

            (a)   is caused by a failure to pay any scheduled installment of principal on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness (a "Payment Default"); or

            (b)   results in the acceleration of such Indebtedness prior to its express maturity,

  and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there exists a Payment Default or the maturity of which has been so accelerated at such time, aggregates more than $30.0 million;

          (8)   failure by us or any of the Subsidiary Guarantors to pay final judgments (to the extent not covered by insurance) aggregating in excess of $30.0 million, which judgments are not paid, discharged, satisfied, waived, bonded or stayed for a period of 60 consecutive days;

          (9)   except as permitted by or in accordance with the indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor, or any Person acting on behalf of any Subsidiary Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee; and

          (10) certain events of bankruptcy or insolvency described in the indenture with respect to us or any of our Significant Subsidiaries (or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary).

        In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to us, any Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the Holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately by a notice in writing to us (and to the trustee if given by Holders of the notes); provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the outstanding notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal of or interest on the notes, have been cured or waived as provided in the indenture.

        In the event of a declaration of acceleration of the notes solely because an Event of Default described in clause (7) above has occurred and is continuing, the declaration of acceleration of the notes shall be automatically rescinded and annulled if the event of default or payment default triggering such Event of Default pursuant to clause (7) shall be remedied or cured by us or a Restricted Subsidiary or waived by the holders of the relevant Indebtedness within 20 business days after the declaration of acceleration with respect thereto and if the rescission and annulment of the acceleration of the notes would not conflict with any judgment or decree of a court of competent jurisdiction obtained by the trustee for the payment of amounts due on the notes.

        Holders of the notes may not enforce the indenture or the notes except as provided in the indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from Holders of the notes notice of any continuing Default or Event of Default if it determines that withholding notes is in their interest, except a Default or Event of Default relating to the payment of principal or interest.

        The Holders of a majority in aggregate principal amount of the notes then outstanding by notice to the trustee may on behalf of the Holders of all of the notes waive any existing Default or Event of Default and its consequences under the indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes.

        We are required to deliver to the trustee annually a statement regarding compliance with the indenture. Promptly after becoming aware of any Default or Event of Default, we are required to deliver to the trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

        No director, officer, employee, incorporator or stockholder of ours or of any Subsidiary Guarantor, as such, will have any liability for any obligations of ours or of the Subsidiary Guarantors under the notes, the indenture, the Subsidiary Guarantees, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

        We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding notes and all obligations of the Subsidiary Guarantors discharged with respect to their Subsidiary Guarantees ("Legal Defeasance") except for:

          (1)   the rights of Holders of outstanding notes to receive payments in respect of the principal of, or interest or premium, if any, on such notes when such payments are due from the trust referred to below;

          (2)   our obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

          (3)   the rights, powers, trusts, duties and immunities of the trustee, and our and the Subsidiary Guarantors' obligations in connection therewith;

          (4)   our obligations incidental to our rights of optional redemption; and

          (5)   the Legal Defeasance provisions of the indenture.

        In addition, we may, at our option and at any time, elect to have our obligations and the obligations of the Subsidiary Guarantors and Restricted Subsidiaries released with respect to certain covenants that are described in the indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants will not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "—Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

          (1)   we must irrevocably deposit with the trustee, in trust, for the benefit of the Holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium, if any, on the outstanding notes on the Stated Maturity or on the applicable redemption date, as the case may be, and we must specify whether the notes are being defeased to maturity or to a particular redemption date;

          (2)   in the case of Legal Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel will confirm that, the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

          (3)   in the case of Covenant Defeasance, we must deliver to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the Holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

          (4)   no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien to secure such borrowing);

          (5)   such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or material instrument (including, without limitation, the Credit Agreement, but excluding the indenture) to which we are a party or by which we are bound;

          (6)   we must deliver to the trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the Holders of notes over our other creditors with the intent of defeating, hindering, delaying or defrauding our creditors or others; and

          (7)   we must deliver to the trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

        Except as provided in the next two succeeding paragraphs, the indenture or the notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes), and any existing default or compliance with any provision of the indenture or the notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes).

        Without the consent of each Holder directly affected thereby, an amendment or waiver may not (with respect to any notes held by a non-consenting Holder):

          (1)   reduce the principal amount of notes whose Holders must consent to an amendment, supplement or waiver;

          (2)   reduce the principal of or delay the fixed maturity of any note or alter the provisions with respect to the redemption of the notes;

          (3)   reduce the rate of or delay the time for payment of interest on any note;

          (4)   waive a Default or Event of Default in the payment of principal of, or interest or premium, if any, on, the notes (except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

          (5)   make any note payable in money other than that stated in the notes;

          (6)   make any change in the provisions of the indenture relating to waivers of past Defaults or the rights of Holders of notes to receive payments of principal of, or interest or premium, if any, on the notes;

          (7)   waive a redemption payment with respect to any note;

          (8)   make any change in the preceding amendment and waiver provisions; or

          (9)   modify or change any provision of the indenture or the related definitions affecting the ranking of the notes in a manner that would materially adversely affect the holders of the notes.

        Without the consent of at least two-thirds in aggregate principal amount of the notes then outstanding, an amendment or waiver may not:

          (1)   make any change in the provisions of the indenture described above under the heading "—Repurchase at the Option of Holders;" or

          (2)   release any Domestic Subsidiary from any of its obligations under its Subsidiary Guarantee or the indenture, except in accordance with the terms of the indenture.

        Notwithstanding the preceding, without the consent of any Holder of notes, we, the Subsidiary Guarantors and the trustee may amend or supplement the indenture or the notes:

          (1)   to cure any ambiguity, defect, omission, mistake or inconsistency;

          (2)   to provide for global notes and/or uncertificated notes in addition to or in place of certificated notes;

          (3)   to provide for the assumption by a successor Person of our obligations under the indenture in the case of a merger or consolidation or sale of all or substantially all of our assets;

          (4)   to make any change that would provide any additional rights or benefits to the Holders of notes (including the addition of Events of Default);

          (5)   to make any change to comply with any requirement of the SEC in order to effect or maintain the qualification of the indenture under the Trust indenture Act;

          (6)   to add covenants for the benefit of the Holders or to surrender any right or power conferred upon us or any Subsidiary Guarantor;

          (7)   to add a Subsidiary Guarantor under the indenture or release a Subsidiary Guarantor in accordance with the indenture;

          (8)   to conform the text of the indenture, the notes or the Subsidiary Guarantees to any provision of this "Description of the Notes" section of this prospectus to the extent such provision of the indenture, the notes or the Subsidiary Guarantees was intended to conform to the text of this "Description of the Notes" section;

          (9)   to evidence and provide for the acceptance of appointment under the indenture by a successor trustee; and

          (10) to provide for or confirm the issuance of additional notes in accordance with the terms of the indenture.

Satisfaction and Discharge

        The indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

          (1)   either:

            (a)   all notes that have been authenticated, except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has been deposited in trust and thereafter repaid to us, have been delivered to the trustee for cancellation; or

            (b)   all notes that have not been delivered to the trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise, and we have irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination of cash and non-callable Government Securities, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

          (2)   no Default or Event of Default has occurred and is continuing on the date of the deposit or will exist upon giving effect to the deposit and, upon giving effect to the deposit, no breach or violation of, or default under, any other instrument to which we or any Subsidiary Guarantor is a party or by which we or any Subsidiary Guarantor is bound would exist;

          (3)   we have paid or caused to be paid all sums then due and payable by us under the indenture; and

          (4)   we have delivered irrevocable instructions to the trustee under the indenture to apply the deposited money and/or non-callable Government Securities toward the payment of the notes at maturity or the redemption date, as the case may be.

        In addition, we must deliver an officers' certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

        If the trustee becomes a creditor of ours or of any Subsidiary Guarantor, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must (i) eliminate such conflict within 90 days, (ii) apply to the SEC for permission to continue or (iii) resign.

        The Holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indenture provides that in case an Event of Default occurs and is continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any Holder of notes, unless such Holder has offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the indenture and registration rights agreement without charge by writing to us at the address set forth in "Where You Can Find More Information."

Certain Definitions

        Set forth below are certain defined terms used in the indenture. Reference is made to the indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

        "Acquired Debt" means, with respect to any specified Person:

          (1)   Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person; and

          (2)   Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, to the extent such Indebtedness is secured by such Lien.

        "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided that for purposes of the "Transactions with Affiliates" covenant, beneficial ownership of 10% or more of the Voting Stock of a Person will be deemed to be control. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" have correlative meanings.

        "Applicable Premium" means with respect to any note on the applicable redemption date, the greater of:

          (1)   1.0% of the then outstanding principal amount of the note; and

          (2)   the excess of:

            (a)   the present value at such redemption date of (i) the redemption price of the notes at November 15, 2014 (such redemption price being set forth in the table appearing above under the caption "—Optional Redemption") plus (ii) all required interest payments due on the notes through November 15, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

            (b)   the then outstanding principal amount of the note.

        "Ares" means Ares Management LLC or any of its Affiliates, any investment fund solely managed by any of them, or any Affiliate of any such investment fund.

        "Asset Acquisition" means (a) an Investment by us or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary, or shall be merged with or into us or any Restricted Subsidiary; or (b) the acquisition by us or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person, any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business and consistent with past practices.

        "Asset Sale" means (1) the sale, transfer, conveyance or other disposition of any assets, excluding the issuance or sale of our Equity Interests (each referred to in this definition as a "disposition"); and (2) the issuance or sale of Equity Interests of any Restricted Subsidiary or sale of Equity Interests in any of its Restricted Subsidiaries; provided that the disposition of all or substantially all of the assets of us and our Restricted Subsidiaries taken as a whole will be governed by the provisions of the indenture described above under "—Repurchase at the Option of Holders—Change of Control" and/or the provisions described above under "—Merger, Consolidation or Sale of Assets" and not by the provisions of the "—Asset Sales" covenant.

        Notwithstanding the preceding, the following items will not be deemed to be Asset Sales:

          (1)   any single disposition or series of related dispositions that involves assets or rights having a Fair Market Value of less than $2.5 million;

          (2)   dispositions of cash or Cash Equivalents;

          (3)   the sale and leaseback of any assets within 90 days of the acquisition thereof;

          (4)   a disposition between or among us and our Restricted Subsidiaries or between or among our Restricted Subsidiaries;

          (5)   the disposition of equipment, inventory, accounts receivable or other assets or rights in the ordinary course of business;

          (6)   a Restricted Payment that is permitted by the "Restricted Payments" covenant or an Investment not prohibited by the Indenture;

          (7)   the disposition of assets that, in our good faith judgment, are no longer used or useful in the business of the applicable entity;

          (8)   any trade-in of equipment in exchange for other equipment; provided that in our good faith judgment, we or such Restricted Subsidiary receives equipment having a Fair Market Value equal to or greater than the equipment being traded in;

          (9)   the concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets between us or any of our Restricted Subsidiaries and another Person to the extent that the Related Business Assets received by us or our Restricted Subsidiaries are of equivalent or better Fair Market Value than the Related Business Assets transferred;

          (10) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

          (11) leases or subleases in the ordinary course of business to third persons not interfering in any material respect with the business of us or any of our Restricted Subsidiaries and otherwise in accordance with the provisions of the indenture;

          (12) dispositions of accounts receivable in connection with the collection or compromise thereof in the ordinary course of business and consistent with past practice;

          (13) licensing or sublicensing of intellectual property or other general intangibles in accordance with industry practice in the ordinary course of business;

          (14) any transfer of accounts receivable or other financial assets, or a fractional undivided interest therein, by a Receivable Subsidiary in a Qualified Receivables Transaction;

          (15) any sales of accounts receivable or other financial assets, directly or indirectly, to a Receivable Subsidiary pursuant to a Qualified Receivables Transaction for the Fair Market Value thereof (including the issuance of equity by and/or an increase in the value of the equity of such Receivable Subsidiary) (for the purposes of this clause (15), Purchase Money Notes will be deemed to be cash); or

          (16) foreclosures on assets to the extent it would not otherwise result in a Default or Event of Default.

        For purposes of this definition, any series of related transactions that, if effected as a single transaction, would constitute an Asset Sale, shall be deemed to be a single Asset Sale effected when the last such transaction which is a part thereof is effected.

        "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction, including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

        "Board of Directors" means:

          (1)   with respect to a corporation, the board of directors of the corporation or any duly authorized committee thereof;

          (2)   with respect to a partnership, the board of directors of the general partner of the partnership; and

          (3)   with respect to any other Person, the board or committee of such Person or, as applicable, another Person serving a similar function.

        "Capital Lease Obligation" means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would be required to be capitalized on a balance sheet in accordance with GAAP as in effect as of the Issue Date.

        "Capital Stock" means:

          (1)   in the case of a corporation, any and all equity shares, including common stock and preferred stock;

          (2)   in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

          (3)   in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

          (4)   any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

        "Cash Equivalents" means:

          (1)   United States dollars;

          (2)   securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities) having maturities of not more than one year from the date of acquisition;

          (3)   time deposits in and certificates of deposit of any Eligible Bank, provided that such time deposits and certificates of deposit have a maturity date not more than two years after the date of acquisition and that the weighted average maturity of all such time deposits and certificates of deposit is one year or less from the respective dates of acquisition;

          (4)   repurchase obligations with a term of not more than 180 days for underlying securities of the types described in clauses (2) and (3) above entered into with any Eligible Bank;

          (5)   direct obligations issued by any state of the United States or any political subdivision or public instrumentality thereof, provided that such obligations mature, or are subject to tender at the option of the holder thereof, within 365 days after the date of acquisition;

          (6)   commercial paper of any Person other than an Affiliate of us and other than structured investment vehicles, provided that such commercial paper has one of the two highest ratings obtainable from either Standard & Poor's or Moody's and matures within 180 days after the date of acquisition;

          (7)   (A) overnight and demand deposits in and bankers' acceptances of any Eligible Bank and (B) overnight and demand deposits in any other bank or trust company to the extent insured by the Federal Deposit Insurance Corporation against the Bank Insurance Fund; and

          (8)   money market funds substantially all of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (7) of this definition.

        "Change of Control" means the occurrence of any of the following:

          (1)   any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of our assets to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the indenture), other than to a Permitted Holder or a Subsidiary Guarantor;

          (2)   the approval by the holders of our Capital Stock of any plan or proposal for the liquidation or dissolution of us (whether or not otherwise in compliance with the provisions of the indenture);

          (3)   we become aware that any Person or Group other than the Permitted Holder is or has become the owner, directly or indirectly, beneficially or of record, of shares representing more than 50% of the aggregate ordinary voting power represented by our issued and outstanding Capital Stock;

          (4)   the replacement of a majority of our Board of Directors over a two-year period from the directors who constituted our Board of Directors at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved; or

          (5)   we consolidate with, or merge with or into, any Person other than a Permitted Holder, or any Person, other than a Permitted Holder or a Subsidiary Guarantor, consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or the outstanding Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance).

        "Consolidated Cash Flow" means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

          (1)   an amount equal to any extraordinary loss plus any net loss realized by such Person or any of its Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

          (2)   provision for taxes based on or measured by income or profits of such Person and its Restricted Subsidiaries for such period to the extent the same was deducted in computing such Consolidated Net Income; plus

          (3)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

          (4)   depreciation, amortization (including amortization of goodwill, other intangibles, deferred financing fees, debt issuance costs, commissions, fees and expenses) and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; plus

          (5)   any expenses or charges related to any public or private sale of our Capital Stock or any Permitted Investment, acquisition, recapitalization or Indebtedness permitted to be incurred under the indenture (in each case whether or not consummated) or to the transactions contemplated by the offering memorandum dated October 20, 2010 with respect to the issuance of the original notes, and, in each case, deducted in such period in computing Consolidated Net Income; plus

          (6)   the amount of any non-recurring restructuring charges or reserves deducted in such period in computing Consolidated Net Income, including any one-time, non-recurring costs incurred in connection with the closure and/or consolidation of facilities, and any net loss from discontinued operations; plus

          (7)   any other non-cash charges, including any write off or write downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated Cash Flow to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period and the reversal of any accrual of, or cash reserve for, anticipated charges in any period where such accrual or reserve is no longer required); plus

          (8)   any costs or expenses incurred by us or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of us or net cash proceeds of an issuance of our Capital Stock (other than Disqualified Stock); minus

          (9)   any non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business,

in each case, on a consolidated basis and determined in accordance with GAAP.

        "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

          (1)   the Net Income (but not loss) of any Person that is not a Subsidiary, or that is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting will be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Restricted Subsidiary of the Person;

          (2)   solely for purposes of determining the amount available for Restricted Payments under clause (C) of the "Restricted Payments" covenant, the Net Income of any Restricted Subsidiary (other than a Subsidiary Guarantor) will be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders; provided that, for the avoidance of doubt, Consolidated Net Income shall be increased in amounts equal to the amounts of cash actually received;

          (3)   the cumulative effect of a change in accounting principles will be excluded;

          (4)   any fees, expenses and debt issuance costs paid in connection with the issuance of the notes will be excluded;

          (5)   any non-cash impairment charges or asset write-off or write-down resulting from the application of Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 350 "Intangibles—Goodwill and Other" or ASC Topic 360 "Property, Plant and Equipment," and the amortization of intangibles arising pursuant to ASC Topic 805 "Business Combinations" or any related subsequent Statement of Financial Accounting Standards will be excluded;

          (6)   the Net Income from any disposed or discontinued operations or any net gains or losses on disposed or discontinued operations, on an after-tax basis, will be excluded;

          (7)   non-cash compensation expense incurred with any issuance of equity interests to an employee of such Person or any Restricted Subsidiary will be excluded;

          (8)   non-cash gains, losses, income and expenses resulting from fair value accounting required by ASC Topic 815 "Derivatives and Hedging" or any related subsequent Statement of Financial Accounting Standards will be excluded; and

          (9)   any net unrealized gain or loss (after any offset) resulting from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net gain or loss resulting from obligations under Hedging Obligations for currency exchange risk) and any foreign currency translation gains or losses will be excluded.

        "Consolidated Secured Debt Ratio" means, as of any date of determination, the ratio of (1) all of our Consolidated Total Indebtedness to the extent that it is secured by Liens as of the end of the most recent fiscal period for which our financial statements are publicly available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) our Consolidated Cash Flow for the most recently ended four full fiscal quarters for which our financial statements are publicly available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Consolidated Total Indebtedness and Consolidated Cash Flow as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

        "Consolidated Total Assets" means the total consolidated assets of the Company and its Restricted Subsidiaries as shown on the most recent quarterly or annual (as the case may be) consolidated balance sheet of the Company.

        "Consolidated Total Indebtedness" means, as of any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of us and our Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Capital Lease Obligations and debt obligations evidenced by promissory notes and similar instruments and (2) the aggregate amount of all of our outstanding Disqualified Stock on a consolidated basis, with the amount of such Disqualified Stock equal to the greater of its voluntary or involuntary liquidation preference and maximum fixed repurchase price, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on the date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock, such fair market value shall be determined reasonably and in good faith by us.

        "Credit Agreement" means that certain Credit Agreement, dated as of May 26, 2006, as amended to date, by and among us and the guarantors, agents and lenders from time to time party thereto, including any related notes, letters of credit, guarantees, security and collateral documents, instruments and agreements executed in connection therewith, and in each case as amended, modified, supplemented, renewed, refunded, replaced, restructured, restated or refinanced in whole or in part from time to time (including any agreement to extend the maturity thereof, increase the amount of available borrowings thereunder (provided that such increase is permitted by the "—Incurrence of Indebtedness" covenant above) and/or add borrowers or guarantors), in each case with respect to such agreement or any successor or replacement agreement and whether under the same or any other agent, lender, group of lenders, purchasers or debt holders.

        "Credit Facilities" means one or more credit facilities or agreements (including, without limitation, the Credit Agreement) or commercial paper facilities or indentures, in each case with investment or commercial banks or other institutional lenders providing for, or acting as initial purchasers of, revolving credit loans, term loans, notes, debentures, securities, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables), letters of credit or bankers' acceptances, in each case, as amended, restated, modified, renewed, refunded, replaced, restructured, restated or refinanced (including any agreement to extend the maturity thereof and adding additional borrowers or guarantors) in whole or in part from time to time and including increasing the amount of available borrowings thereunder; provided that such increase is permitted by the "—Incurrence of Indebtedness" covenant above.

        "Default" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

        "Designated Non-cash Consideration" means the Fair Market Value of non-cash consideration received by us or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an officers' certificate delivered by us to the trustee, setting forth the basis of such valuation less the amount of cash or Cash Equivalents received in connection with a subsequent sale of or collection on such Designated Non-cash Consideration.

        "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder of the Capital Stock), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder of the Capital Stock, in whole or in part, on or prior to the date on which the notes mature; provided that only the portion of such Capital Stock which matures, is required to be redeemed, is so convertible or exchangeable or is so redeemable at the option of the holder thereof before such date will be deemed to be Disqualified Stock. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders of the Capital Stock have the right to require us to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale will not constitute Disqualified Stock if the terms of such Capital Stock provide that we may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the "—Restricted Payments" covenant.

        "Domestic Subsidiary" means any Subsidiary of ours that was formed under the laws of the United States or any state of the United States or the District of Columbia.

        "Eligible Bank" means (a) any lender party to the Credit Agreement and (b) a bank or trust company that (i) is licensed, chartered or organized and existing under the laws of the United States of America or any state, territory, province or possession thereof, (ii) as of the time of the making or acquisition of an Investment in such bank or trust company, has combined capital and surplus in excess of $500.0 million and (iii) the senior Indebtedness for borrowed money of which is rated at least "A-2" by Moody's or at least "A" by Standard and Poor's.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

        "Existing Indebtedness" means Indebtedness of us and our Subsidiaries (other than Indebtedness under the Credit Agreement) in existence on the Issue Date (including available but undrawn commitments to extend Indebtedness to us and our Subsidiaries).

        "Fair Market Value" means, with respect to the consideration received or paid in any transaction or series of transactions or any investment, asset or other property, as the case may be, the fair market value thereof as determined in good faith by us. In the case of a transaction between us or a Restricted Subsidiary, on the one hand, and a Receivable Subsidiary, on the other hand, if we determine in our sole discretion that such determination is appropriate, a determination as to Fair Market Value may be made at the commencement of the transaction and be applicable to all dealings between the Receivable Subsidiary and us or such Restricted Subsidiary during the course of such transaction.

        "Fixed Charge Coverage Ratio" means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person and its Restricted Subsidiaries for such period to the Fixed Charges of such Person and its Restricted Subsidiaries for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases or redeems any Indebtedness (other than ordinary working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect to such incurrence, assumption, Guarantee, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom as if the same had occurred at the beginning of the applicable four-quarter reference period; provided, however, that the Fixed Charges of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis will be computed based on the average daily balance of such Indebtedness during the four-quarter reference period and using the interest rate in effect at the end of such period.

        In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

          (1)   "Consolidated Cash Flow" and "Fixed Charges" shall be calculated after giving effect to the elimination or reduction of the cost of any compensation, remuneration or other benefit paid or provided to any employee, consultant, Affiliate or equity owner of the entity involved in any Asset Acquisition to the extent such costs are eliminated or reduced (or public announcement has been made of the intent to eliminate or reduce such costs) prior to the date of such calculation and not replaced;

          (2)   Asset Acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date will be given pro forma effect (calculated in accordance with Regulation S-X promulgated under the Securities Act) as if they had occurred on the first day of the four-quarter reference period;

          (3)   the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date (including in any Asset Sale), will be excluded; and

          (4)   the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date (including in any Asset Sale), will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

provided that whenever pro forma effect is to be given to an acquisition or a disposition, the amount of income or earnings related thereto (including the incurrence of any Indebtedness and any pro forma expense and cost reductions that have occurred or are reasonably expected to occur, regardless of whether those expense and cost reductions could then be reflected in pro forma financial statements in accordance with Regulation S-X promulgated under the Securities Act or any regulation or policy of the SEC related thereto) shall be reasonably determined in good faith by one or more of our responsible senior financial or accounting officers.

        "Fixed Charges" means, with respect to any specified Person for any period, the sum, without duplication, of:

          (1)   consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net of the effect of all payments made or received pursuant to

  Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

          (2)   any interest expense on Indebtedness of another Person to the extent that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; plus

          (3)   the product of (a) all dividends and other distributions paid or accrued during such period in respect of Disqualified Stock of such Person and its Restricted Subsidiaries (other than dividends paid in Capital Stock other than Disqualified Stock), times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis and in accordance with GAAP.

        "GAAP" means generally accepted accounting principles in the United States as set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time; provided, however, that, for purposes of the indenture, the determination of whether a lease constitutes a capital lease or an operating lease, and whether obligations arising under a lease are required to be capitalized on the balance sheet of the lessee thereunder, shall be determined by reference to GAAP as in effect on the Issue Date.

        "Government Securities" means securities that are:

          (1)   direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

          (2)   obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

        "Guarantee" means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

        "Hedging Obligations" means, with respect to any specified Person, the obligations of such Person under:

          (1)   interest rate swap agreements, interest rate cap agreements and interest rate collar agreements;

          (2)   other agreements or arrangements designed to protect such Person against fluctuations in interest rates; and

          (3)   foreign exchange contracts, currency swap agreements or other agreements or arrangements designed to protect such Person against fluctuations in currency values.

        "Holder" means a Person in whose name a note is registered.

        "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person (excluding indebtedness payable to us or any of our Subsidiaries), whether or not contingent:

          (1)   in respect of borrowed money;

          (2)   evidenced by bonds, notes, debentures or similar instruments or letters of credit (without double counting reimbursement obligations in respect thereof);

          (3)   constituting reimbursement obligations of such Person with respect to letters of credit, bankers' acceptances or similar facilities (excluding obligations in respect of letters of credit or bankers' acceptances issued in respect of trade payables) issued for the account of such Person; provided that such obligations shall not constitute Indebtedness except to the extent drawn and not repaid within five business days;

          (4)   representing Capital Lease Obligations;

          (5)   representing the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense, trade payable or current liability; or

          (6)   representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person.

        The amount of any Indebtedness outstanding as of any date will be:

          (1)   the accreted value of the Indebtedness, in the case of any Indebtedness issued with original issue discount;

          (2)   the net amount payable (after giving effect to permitted set-offs) if the Hedging Obligations were terminated on such date due to a default of such Person, in the case of any Indebtedness described in clause (6);

          (3)   the stated or determinable amount of or, if not stated or if indeterminable, the maximum reasonably anticipated liability under the Guarantee, in the case of Guarantees of any Indebtedness of any other Person;

          (4)   the amount of any Non-recourse Debt outstanding as of any date, to the extent such Non-recourse Debt is secured, will be the lesser of (a) the amount of the obligations secured and (b) the Fair Market Value of any pledged assets, in the case of such Indebtedness of others secured by a Lien on the assets of a Person; and;

          (5)   the principal amount of the Indebtedness, together with any interest on the Indebtedness that is more than 30 days past due.

        The amount of Indebtedness of us and our Subsidiaries will be calculated without duplication of Guarantees by us or our Subsidiaries in respect thereof.

        "Investment Grade Rating" means a rating equal to or higher than Baa3 (or the equivalent) by Moody's and BBB- (or the equivalent) by Standard & Poor's, or an equivalent rating by any other Rating Agency.

        "Investments" means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans or other extensions of credit (including Guarantees), advances, capital contributions (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. In no event will a guarantee of an operating lease or an ordinary course contract for the sale of goods and services of the issuer or any Restricted Subsidiary be deemed an Investment.

        "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge or security interest in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement and any capital lease in the nature thereof.

        "Moody's" means Moody's Investors Service, Inc. and any successor to its rating business.

        "Net Income" means, with respect to any specified Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

          (1)   any gain or loss, together with any related provision for taxes on such gain or loss and net of fees and expenses relating to the transaction giving rise thereto, realized in connection with: (a) any Asset Sale or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the early extinguishment or conversion of any Indebtedness of such Person or any of its Restricted Subsidiaries;

          (2)   any extraordinary gain, loss, income, expenses or charges (net of fees and expenses relating to the transaction giving rise thereto), together with any related provision for taxes; and

          (3)   the portion of such net income attributable to non-controlling interests of Subsidiaries.

        "Net Proceeds" means, with respect to Asset Sales of any Person, cash received, net of: (i) all reasonable out-of-pocket costs and expenses of such Person incurred in connection with such a sale, including, without limitation, all legal, accounting, title and recording tax expenses, commissions and other fees and expenses incurred and all federal, state, foreign and local taxes arising in connection with such an Asset Sale that are paid or required to be accrued as a liability under GAAP by such Person; (ii) all payments made by such Person on any Indebtedness that is secured by such properties or other assets in accordance with the terms of any Lien upon or with respect to such properties or other assets or that must, by the terms of such Lien or such Indebtedness, or in order to obtain a necessary consent to such transaction or by applicable law, be repaid to any other Person (other than us or a Restricted Subsidiary) in connection with such Asset Sale; and (iii) all contractually required distributions and other payments made to minority interest holders in Restricted Subsidiaries of such Person as a result of such transaction; provided, however, that: (a) in the event that any consideration for an Asset Sale (which would otherwise constitute Net Proceeds) is required by (I) contract to be held in escrow pending determination of whether a purchase price adjustment will be made or (II) GAAP to be reserved against other liabilities in connection with such Asset Sale, such consideration (or any portion thereof) shall become Net Proceeds only at such time as it is released to such Person from escrow or otherwise; and (b) any non-cash consideration received in connection with any transaction, which is subsequently converted to cash, shall become Net Proceeds only at such time as it is so converted.

        "Non-recourse Debt" means Indebtedness as to which neither we nor any of our Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness, but excluding in the case of a Receivable Subsidiary any Standard Securitization Undertakings) or (b) is directly or indirectly liable as a guarantor or otherwise (except in the case of a Receivable Subsidiary any Standard Securitization Undertakings).

        "Non-Recourse Receivable Subsidiary Indebtedness" has the meaning set forth in the definition of "Receivable Subsidiary."

        "Obligations" means any principal, premium, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

        "Pari Passu Indebtedness" means any Indebtedness of the Issuers or any Subsidiary Guarantor that ranks pari passu in right of payment with the notes or the Guarantees, as applicable.

        "Permitted Business" means any business similar in nature to any business conducted by us and our Restricted Subsidiaries on the Issue Date and any business reasonably ancillary, incidental, complementary or related to, or a reasonable extension, development or expansion of, the business conducted by us and our Restricted Subsidiaries on the Issue Date, in each case as determined in good faith by us.

        "Permitted Holder" means Ares unless Ares does not have a representative on our Board of Directors as a result of (x) the resignation by such representative without Ares nominating a replacement Ares designee, (y) the failure of the Ares representative (or a replacement nominee of Ares) to stand for election or (z) the failure of the Ares designee to be elected to our Board of Directors if Ares failed to vote in favor of such nominee; provided, however, that it shall not constitute a Change of Control under clause (3) or (5) under the definition of Change of Control solely because Ares ceases to be a Permitted Holder at a time when it owns in excess of 50% of the aggregate voting power represented by our issued and outstanding Capital Stock, unless Ares thereafter acquires beneficial ownership or voting control of one or more additional shares of our issued and outstanding Capital Stock.

        "Permitted Investments" means:

          (1)   any Investment in us or in one of our Restricted Subsidiaries;

          (2)   any Investment in Cash Equivalents;

          (3)   loans and advances to employees, directors and officers of us and our Restricted Subsidiaries in the ordinary course of business for bona fide business purposes;

          (4)   any Investment by us or any of our Restricted Subsidiaries in a Person, if as a result of such Investment:

            (a)   such Person becomes one of our Restricted Subsidiaries; or

            (b)   such Person is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, us or one of our Restricted Subsidiaries;

          (5)   any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under "—Repurchase at the Option of Holders—Asset Sales;"

          (6)   any acquisition of assets to the extent in exchange for the issuance of our Equity Interests (other than Disqualified Stock);

          (7)   any Investments received in compromise of obligations incurred in the ordinary course of trade creditors or customers that were incurred in the ordinary course of business, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer;

          (8)   Hedging Obligations and other obligations in connection with derivative transactions not prohibited by the indenture; and

          (9)   Investments in respect of accounts receivable and other extensions of trade credit in the ordinary course of business;

          (10) the acquisition of property and assets from suppliers and other vendors in the ordinary course of business;

          (11) Investments in respect of prepaid expenses and workers' compensation, utility, lease and similar deposits, in the ordinary course of business; and

          (12) other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value, but net of cash repayments and returns received in respect of such Investment), when taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed $30.0 million at the time of incurrence thereof.

        "Permitted Liens" means:

          (1)   Liens upon our property or the property of any of our Restricted Subsidiaries securing (A) Indebtedness under Credit Facilities (and Guarantees thereof) permitted to be incurred pursuant to the covenant described under "—Incurrence of Indebtedness" in an amount not to exceed the greater of (x) the amount permitted to be incurred pursuant to clause (1) of the definition of "Permitted Debt" and (y) the maximum amount of Indebtedness such that the Consolidated Secured Debt Ratio would not be greater than 3.75 to 1.00, determined, in each case, at the time of incurrence of such Indebtedness after giving pro forma effect thereto in a manner consistent with the calculation of the Fixed Charge Coverage Ratio, (B) Hedging Obligations relating to such Indebtedness and permitted under the agreements related to the Credit Facilities permitted to be incurred under the indenture and (C) fees, expenses and other amounts payable with respect to such Credit Facilities or payable pursuant to cash management agreements or agreements with respect to similar banking services relating to such Credit Facilities and permitted under the agreements related thereto;

          (2)   Liens in favor of us or any Restricted Subsidiary;

          (3)   Liens on property of a Person existing at the time such Person is merged with or into or consolidated with us or any Restricted Subsidiary of ours or becomes a Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such transaction and do not extend to any assets of us and our Restricted Subsidiaries other than the property or assets acquired and the proceeds thereof;

          (4)   Liens on property existing at the time of acquisition of the property by us or any of our Subsidiaries (and Liens on the proceeds thereof); provided that such Liens on the acquired property were in existence prior to the contemplation of such acquisition;

          (5)   Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature;

          (6)   Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (4) of the second paragraph of the "—Incurrence of Indebtedness" covenant covering only the assets acquired with such Indebtedness (and other assets that, in the ordinary course of business, are subject to Liens in favor of the same creditor or its Affiliates to secure such type of Indebtedness) plus improvements, accessions, proceeds, dividends or distributions in respect thereof;

          (7)   Liens existing on the Issue Date and any Liens from time to time securing the notes and/or the Subsidiary Guarantees;

          (8)   Liens for taxes, assessments or governmental charges or claims that are not yet delinquent for more than 90 days, that then remain payable without penalty or that are being contested in good faith; provided that any reserve or other appropriate provision as is required in conformity with GAAP has been made therefor;

          (9)   pledges or deposits (i) in connection with workers' compensation, unemployment insurance and other types of statutory obligations or the requirements of any official body; (ii) to secure the performance of tenders, bids, surety or performance bonds, leases, purchase, construction, sales or servicing contracts (including utility contracts) and other similar obligations incurred in the ordinary course of business; (iii) to obtain or secure obligations with respect to letters of credit, Guarantees, bonds or other sureties or assurances given in connection with the activities described in clauses (i) and (ii) above, in each case not incurred or made in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property or services; or (iv) arising in connection with any attachment unless such Liens shall not be satisfied or discharged or stayed pending appeal within 60 days after the entry thereof or the expiration of any such stay;

          (10) Liens imposed by law, such as carrier's, supplier's, workmen's, warehousemen's, landlord's, materialmen's and mechanic's Liens and other similar Liens arising in the ordinary course of business in respect of obligations not overdue for a period in excess of 60 days or which are being contested in good faith; provided, however, that any reserve or other appropriate provision as will be required to conform to GAAP will have been made for that reserve or provision;

          (11) survey exceptions, encumbrances, easements, rights-of-way, restrictions, minor defects or irregularities in title and other similar charges or encumbrances, or zoning or other similar restrictions as to the use of real properties or Liens incidental to the conduct of business, in each case not interfering in any material respect with our business or assets and the business or assets of our Subsidiaries taken as a whole;

          (12) Liens securing Hedging Obligations and other obligations in connection with derivative transactions so long as the related Indebtedness is permitted to be incurred under the Indenture;

          (13) Liens incurred by us or any Restricted Subsidiary of ours with respect to obligations that do not exceed $50.0 million at the time of incurrence thereof; and

          (14) Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (3), (4), (6) and (7), to the extent that:

            (A)  such new Lien is limited to all or part of the same property that secured the original Lien (plus improvements, accessions, proceeds, dividends or distributions in respect thereof) and

            (B)  the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of:

                (i)  the outstanding principal amount or, if greater, committed amount of the indebtedness secured by Liens described under clause (3), (4), (6) or (7) at the time the original Lien became a Permitted Lien under the indenture; and

               (ii)  the amount of any fees and expenses, including premiums and consent fees, related to such Refinancings;

          (15) for the avoidance of doubt, other Liens (not securing Indebtedness) incidental to the conduct of the business of us or any of our Restricted Subsidiaries, as the case may be, or the ownership of our or their assets which do not individually or in the aggregate materially adversely affect the value of us and our Restricted Subsidiaries taken as a whole or materially impair the operation of the business of us and our Restricted Subsidiaries taken as a whole;

          (16) licenses of intellectual property granted in the ordinary course of business;

          (17) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligation in respect of banker's acceptances issued or created in the ordinary course of business for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

          (18) Liens (i) that are contractual rights of set-off (A) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (B) relating to pooled deposit or sweep accounts of us or any of our Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations and other cash management activities incurred in the ordinary course of business of us and/or any of our Restricted Subsidiaries or (C) relating to purchase orders and other agreements entered into with customers of us or any of our Restricted Subsidiaries in the ordinary course of business, (ii) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (iii) encumbering reasonable customary initial deposits and margin deposits and attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business, and (iv) in favor of banking institutions arising as a matter of law or pursuant to customary account agreements encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

          (19) Liens securing judgments for the payment of money not constituting an Event of Default;

          (20) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of us or any Restricted Subsidiary and do not secure any Indebtedness;

          (21) any interest or title of an owner of equipment or inventory on loan or consignment to us or any of our Restricted Subsidiaries and Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by us or any Restricted Subsidiary;

          (22) deposits in the ordinary course of business to secure liability to insurance carriers;

          (23) options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like permitted to be made under the indenture;

          (24) Liens attaching to earnest money deposits (or equivalent deposits otherwise named) made in connection with proposed acquisitions in an amount not to exceed $10.0 million at any time;

          (25) Liens on cash and other deposits or net worth imposed in connection with contracts entered into the ordinary course of business;

          (26) Liens in respect of Seller Notes permitted to be incurred as of such date under the "—Incurrence of Indebtedness" covenant; and

          (27) Liens on the Capital Stock of a Receivable Subsidiary and accounts receivable and other financial and related assets described in the definition of Qualified Receivables Transaction, in each case incurred in connection with a Qualified Receivables Transaction and in an aggregate amount not to exceed $250.0 million.

        "Permitted Refinancing Indebtedness" means any Indebtedness of ours or any of our Restricted Subsidiaries to the extent that it is issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of ours or any of our Restricted Subsidiaries (other than intercompany Indebtedness), to the extent that the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest on the Indebtedness and the amount of all expenses and premiums and consent fees incurred in connection therewith); provided that:

          (1)   such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

          (2)   if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to the notes on terms at least as favorable to the Holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

          (3)   such Permitted Refinancing Indebtedness is incurred either by us or by the Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

        "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

        "Purchase Money Note" means a promissory note of a Receivable Subsidiary to us or any Restricted Subsidiary, which note must be repaid from cash available to the Receivable Subsidiary, other than amounts required to be established as reserves pursuant to agreements, amounts paid to investors in respect of interest, principal and other amounts owing to such investors and amounts paid in connection with the purchase of newly-generated receivables or other financial assets. The repayment of a Purchase Money Note may be subordinated to the repayment of other liabilities of the Receivable Subsidiary on terms determined in good faith by us to be substantially consistent with market practice in connection with Qualified Receivables Transactions.

        "Qualified Equity Offering" means any underwritten public or any private offering of our Capital Stock (excluding Disqualified Stock).

        "Qualified Receivables Transaction" means any transaction or series of transactions entered into by us or any of our Restricted Subsidiaries pursuant to which we or such Restricted Subsidiary transfers to (a) a Receivable Subsidiary (in the case of a transfer by us or any of our Restricted Subsidiaries) or (b) any other Person (in the case of a transfer by a Receivable Subsidiary), or grants a security interest in, any accounts receivable or other financial assets (whether now existing or arising in the future) of us or any of our Restricted Subsidiaries, and any assets related thereto, including, without limitation, all collateral securing such accounts receivable or other financial assets, all contracts and all Guarantees or other obligations in respect of such accounts receivable or other financial assets, proceeds of such accounts receivable or other financial assets and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with an accounts receivable or other financial asset financing transaction; provided such transaction is on market terms as determined in good faith by us at the time we or such Restricted Subsidiary enters into such transaction.

        "Quotation Agent" means one of the Reference Treasury Dealers selected by us.

        "Rating Agency" means Standard & Poor's and Moody's or, if Standard & Poor's or Moody's or both shall not make a rating on the notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by us (as certified by a resolution of our Board of Directors) which shall be substituted for Standard & Poor's or Moody's or both, as the case may be.

        "Receivable Subsidiary" means a Subsidiary (other than a Subsidiary Guarantor) that engages in no activities other than in connection with the financing of receivables and other financial assets and that is designated by the Board of Directors of the Company (as provided below) as a Receivable Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is guaranteed by us or any of our Restricted Subsidiaries (excluding Guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates us or any of our Restricted Subsidiaries in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of us or any of our Restricted Subsidiaries, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings (such Indebtedness and Obligations meeting the requirements of the foregoing clause (a), "Non-Recourse Receivable Subsidiary Indebtedness"); (b) with which neither us nor any of our Restricted Subsidiaries has any material contract, agreement, arrangement or understanding (except in connection with a Qualified Receivables Transaction) other than on terms taken as a whole not materially less favorable to us or such Restricted Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of us, other than fees, expenses and indemnities payable in the ordinary course of business in connection with servicing accounts receivable, and (c) to which neither we nor any of our Restricted Subsidiaries has any obligation to maintain or preserve such entity's financial condition or cause such entity to achieve a certain level of operating results. Any such designation by our Board of Directors shall be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers' certificate in the form required under the indenture certifying that such designation complied with the foregoing conditions.

        "Refinance" means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness, including, in any such case from time to time, after the discharge of the Indebtedness being Refinanced. "Refinanced" and "Refinancing" shall have correlative meanings.

        "Related Business Assets" means assets (other than cash or Cash Equivalents) used or useful in a Permitted Business, provided that any assets received by us or a Restricted Subsidiary in exchange for assets transferred by us or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

        "Replacement Assets" means any properties or assets used or useful in a Permitted Business.

        "Restricted Investment" means an Investment other than a Permitted Investment.

        "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

        "SEC" means the Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

        "Seller Notes" means any unsecured Indebtedness of ours or any of our Restricted Subsidiaries payable to one or more sellers of any Person acquired by us or any Restricted Subsidiary of ours, incurred in connection with such acquisition and permitted by the terms of the indenture, and in each case subordinated in right of payment to the notes and the Subsidiary Guarantees.

        "Senior Debt" means:

          (1)   all Indebtedness of ours or of any Subsidiary Guarantor outstanding under Credit Facilities and all Hedging Obligations with respect thereto;

          (2)   any other Indebtedness of ours or of any Subsidiary Guarantor permitted to be incurred under the terms of the indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is subordinated in right of payment to the notes or any Subsidiary Guarantee; and

          (3)   all Obligations with respect to the items listed in the preceding clauses (1) and (2).

        Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

          (1)   any liability for federal, state, local or other taxes owed or owing by us;

          (2)   any Indebtedness of ours to any of our Subsidiaries or other Affiliates (other than Credit Facilities under which an Affiliate is a lender);

          (3)   any trade payables; or

          (4)   the portion of any Indebtedness that is incurred in violation of the indenture.

        "Significant Subsidiary" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as in effect on the Issue Date, but shall not include any Unrestricted Subsidiary.

        "Standard & Poor's" means Standard & Poor's, a division of The McGraw-Hill Companies, Inc., and any successor to its rating business.

        "Standard Securitization Undertakings" means representations, warranties, covenants and indemnities entered into by us or any Restricted Subsidiary which are reasonably customary in an accounts receivable or other financial asset securitization transaction as determined in good faith by us, including Guarantees by us or any Restricted Subsidiary of any of the foregoing obligations of us or a Restricted Subsidiary.

        "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

        "Subordinated Indebtedness" means any Indebtedness (whether outstanding on the issue date or thereafter incurred) that is subordinated or junior in right of payment to the notes pursuant to a written agreement, executed by the Person to whom such Indebtedness is owed, to that effect.

        "Subsidiary" means, with respect to any specified Person:

          (1)   any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or through a Subsidiary, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

          (2)   any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

        "Subsidiary Guarantee" means the Guarantee of our Obligations with respect to the notes on the terms set forth in the indenture by each of the Subsidiary Guarantors.

        "Subsidiary Guarantors" means all of our current Domestic Subsidiaries and any future Domestic Subsidiary that executes a Subsidiary Guarantee in accordance with the provisions of the indenture described above under "—Additional Subsidiary Guarantees," and their respective successors and assigns, in each case subject to release in accordance with the indenture as described above under "Subsidiary Guarantees."

        "Treasury Rate" means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to November 15, 2014; provided that if the period from such redemption date to November 15, 2014 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

        "Unrestricted Subsidiary" means any Subsidiary of ours (or any successor to any of them) that is designated by our Board of Directors as an Unrestricted Subsidiary pursuant to a board resolution, but only to the extent that such Subsidiary:

          (1)   has no Indebtedness other than Non-recourse Debt;

          (2)   is not party to any agreement, contract, arrangement or understanding with us or any Restricted Subsidiary of ours unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to us or such Restricted Subsidiary in any material respect than those that would be obtained at the time from Persons who are not Affiliates of ours;

          (3)   is a Person with respect to which neither we nor any of our Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

          (4)   has not Guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of ours or any of our Restricted Subsidiaries.

        Any designation of a Subsidiary of ours as an Unrestricted Subsidiary will be evidenced to the trustee by filing with the trustee a certified copy of the board resolution giving effect to such designation and an officers' certificate certifying that such designation complied with the preceding conditions and was permitted by the "—Restricted Payments" covenant. If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it will thereafter cease to be an Unrestricted Subsidiary for purposes of the indenture and any

Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of ours as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the "—Incurrence of Indebtedness" covenant, we will be in default of such covenant. Our Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation will be deemed to be an incurrence of Indebtedness by one of our Restricted Subsidiaries of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation will only be permitted if (1) such Indebtedness is permitted under the "—Incurrence of Indebtedness" covenant, calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period; (2) no Default or Event of Default would be in existence upon giving effect to such designation; and (3) such Subsidiary executes and delivers to the trustee a supplemental indenture providing for a Subsidiary Guarantee.

        "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

        "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

          (1)   the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

          (2)   the then outstanding principal amount of such Indebtedness.

Book-Entry, Delivery and Form

        Except as set forth below, notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

        The notes will initially be represented by one or more notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of Cede & Co., as nominee of DTC (such nominee being referred to herein as the "Global Note Holder"), in each case for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form. Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear System ("Euroclear") and Clearstream Banking S.A. ("Clearstream"), which may change from time to time.

  Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

        DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised us that, pursuant to procedures established by it:

          (1)   upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

          (2)   ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

        Investors in the Global Notes who are Participants in DTC's system may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations (including Euroclear and Clearstream) which are Participants in such system. All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except as described below, owners of interest in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or "Holders" thereof under the indenture for any purpose.

        Payments in respect of the principal of, and interest and premium, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the indenture. Under the terms of the indenture, we and the trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee nor any agent of ours or the trustee has or will have any responsibility or liability for:

          (1)   any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

          (2)   any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised us that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither we nor the trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

  Exchange of Global Notes for Certificated Notes

        A Global Note is exchangeable for definitive notes in registered certificated form ("Certificated Notes") if:

          (1)   DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes and we fail to appoint a successor depositary or (b) has ceased to be a clearing agency registered under the Exchange Act;

          (2)   there has occurred and is continuing an Event of Default with respect to the notes; or

          (3)   we, in our sole discretion and subject to the procedures of DTC, determine that the Global Notes (in whole but not in part) should be exchanged for Certificated Notes and deliver a written notice to such effect to the Trustee.

        In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

  Same Day Settlement and Payment

        We will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. We will make all payments of principal, interest and premium with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of Certificated Notes or, if no such account is specified, by mailing a check to each such Holder's registered address. The notes represented by the Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. We expect that secondary trading in any Certificated Notes will also be settled in immediately available funds.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This summary of U.S. federal income tax considerations was written to support the offer to holders of the original notes to exchange their original notes for new notes. This summary is not intended or written to be legal or tax advice to any person, and is not intended or written to be used, and cannot be used, by any person for the purpose of avoiding any tax-related penalties that may be imposed on such person. No representation with respect to the consequences to any particular purchaser of the new notes is made. You should consult your own tax advisors with respect to your particular circumstances.

        The following is a summary of certain material U.S. federal income tax consequences of the exchange offer to holders of the original notes. The discussion does not consider the aspects of the ownership and disposition of the original notes or the new notes. A discussion of the U.S. federal income tax consequences of holding and disposing of the notes is contained in the offering memorandum, dated October 20, 2010, with respect to the original notes.

        This summary is based upon provisions of the Internal Revenue Code of 1986, or the Code, applicable regulations, published positions of the Internal Revenue Service, or the IRS, administrative rulings and judicial decisions in effect as of the date hereof, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the IRS so as to result in U.S. federal income tax consequences different from those discussed below. The authorities on which this discussion is based are subject to various interpretations, and it is therefore possible that the federal income tax treatment of the purchase, ownership and disposition of the notes may differ from the treatment described below.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of notes that is, for U.S. federal income tax purposes, (1) a citizen or individual resident of the United States, including an alien individual who is a lawful permanent resident of the United States or meets the substantial presence test under Section 7701(b) of the Code, (2) a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust (A) whose administration is subject to the primary supervision of a court within the United States and which is subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (B) that has made a valid election under applicable Treasury regulations to be treated as a United States person.

        The following summary deals only with notes held as capital assets by purchasers at the issue price who are U.S. Holders and not with special classes of holders, such as:

  •
  Dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, and insurance companies;

  •
  "Passive foreign investment companies," "controlled foreign corporations," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  Persons holding notes as a part of a hedging, integrated, conversion or constructive sale transaction, a straddle, or other risk reduction strategy; or

  •
  Persons whose functional currency is not the U.S. dollar.

        Persons considering exchanging original notes for new notes should consult their own tax advisors concerning these matters and as to the tax treatment under foreign, state and local tax laws and regulations. We cannot provide any assurance that the Internal Revenue Service will not challenge the conclusions stated below. We have not sought and will not seek a ruling from the IRS on any of the matters discussed below.

        The exchange of original notes for the new notes under the terms of the exchange offer should not constitute a taxable exchange for U.S. Holders. As a result:

  •
  A U.S. Holder should not recognize taxable gain or loss as a result of exchanging original notes for the new notes under the terms of the exchange offer;

  •
  The U.S. Holder's holding period of the new notes should include the holding period of the original notes exchanged for the new notes; and

  •
  A U.S. Holder's adjusted tax basis in the new notes should be the same as the adjusted tax basis, immediately before the exchange, of the original notes exchanged for the new notes.

 PLAN OF DISTRIBUTION

        Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date of this exchange offer and ending on the close of business of the date that is one year after such date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until such date all dealers effecting transactions in the new notes may be required to deliver a prospectus.

        We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of such new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The accompanying letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        For a period of two years from the date of effectiveness of the registration statement on Form S-4 that this prospectus forms a part, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the accompanying letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchaser of the original notes, other than commissions or concessions of any brokers or dealers and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

 LEGAL MATTERS

        The validity of the new notes and guarantees will be passed upon for us by the law firm of Foley & Lardner LLP.

EXPERTS

        The financial statements incorporated in this Prospectus by reference to Hanger Orthopedic Group, Inc.'s Current Report on Form 8-K dated November 18, 2010 and the financial statement schedules and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Hanger Orthopedic Group, Inc. for the year ended December 31, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC (File No. 001-10670). We also filed a registration statement on Form S-4, including exhibits, under the Securities Act of 1933 with respect to the new notes offered by this prospectus. This prospectus is part of the registration statement, but does not contain all of the information included in the registration statement or the exhibits to the registration statement. You may read and copy the registration statement and any other document that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may read and copy these and any other document that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

        We are "incorporating by reference" specified documents that we file with the SEC, which means:

  •
  incorporated documents are considered part of this prospectus;

  •
  we are disclosing important information to you by referring you to those documents; and

  •
  information we file with the SEC will automatically update and supersede information contained in this prospectus.

        We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the end of the offering of the securities pursuant to this prospectus:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2009;

  •
  our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010 and September 30, 2010; and

  •
  our Current Reports on Form 8-K filed on January 12, 2010, May 17, 2010, July 8, 2010 (as amended by the Form 8-K/A filed on July 28, 2010), October 19, 2010, October 26, 2010, November 4, 2010 and November 18, 2010.

Notwithstanding the foregoing, information furnished under Items 2.02 and 7.01 of any Current Report on Form 8-K, including the related exhibits under Item 9.01, is not incorporated by reference in this prospectus.

        You may request a copy of any of these filings, the indenture or the registration rights agreement, at no cost, by request directed to us at the following address or telephone number:

Hanger Orthopedic Group, Inc.
10910 Domain Drive, Suite 300
Austin, Texas 78758
(512) 777-3800
Attention: Secretary

        You can also find these filings on our website at www.hanger.com. However, we are not incorporating the information on our website other than these filings into this prospectus.

        You should not assume that the information in this prospectus and/or other offering material, as well as the information we file or previously filed with the SEC that we incorporate by reference in this prospectus and/or other offering material, is accurate as of any date other than its respective date. Our business, financial condition, results of operations and prospects may have changed since that date.

$200,000,000

Hanger Orthopedic Group, Inc.

OFFER TO EXCHANGE ALL OUTSTANDING
$200,000,000 7 1/8% Senior Notes due 2018

FOR NEW, REGISTERED
$200,000,000 7 1/8% Senior Notes due 2018

PROSPECTUS

            , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors And Officers.

        In its certificate of incorporation, the Company has adopted the provisions of Section 102(b)(7) of the Delaware General Corporation Law (the "Delaware Law"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for monetary damages for breach of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director will personally receive a benefit in money, property or services to which the director is not legally entitled.

        The Company has also adopted indemnification provisions pursuant to Section 145 of the Delaware Law, which provides that a corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that such person was an officer, director, employee or agent of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers or directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against expenses (including attorney's fees) that such officer or director actually and reasonably incurred.

Item 21.    Exhibits and Financial Statement Schedules.

        (a)   The exhibits filed herewith or incorporated herein by reference are set forth in the attached Exhibit Index, which is incorporated herein by reference.

        (b)   All of the financial statement schedules for which provision is made in the applicable accounting regulations of the Commission are not required under the applicable instructions or are not applicable and therefore have been omitted.

Item 22.    Undertakings.

        (a)   Each of the undersigned registrants hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4)
  That, for the purpose of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, each of the undersigned registrants undertakes that in a primary offering of securities of such undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of such undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of such undersigned registrant or used or referred to by such undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about such undersigned registrant or its securities provided by or on behalf of such undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by such undersigned registrant to the purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c)   Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        (d)   Each of the undersigned registrants hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 18, 2010.

HANGER ORTHOPEDIC GROUP, INC.
By:	/s/ THOMAS F. KIRK Thomas F. Kirk President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS F. KIRK Thomas F. Kirk	President and Chief Executive Officer, Director (Principal Executive Officer)	November 18, 2010
/s/ GEORGE E. MCHENRY George E. McHenry	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	November 18, 2010
/s/ THOMAS C. HOFMEISTER Thomas C. Hofmeister	Vice President of Finance (Chief Accounting Officer)	November 18, 2010
* Ivan R. Sabel	Chairman and Director	November 18, 2010
* Thomas P. Cooper, M.D.	Director	November 18, 2010
* Cynthia L. Feldman, CPA	Director	November 18, 2010
* Eric Green	Director	November 18, 2010

Signature		Title	Date

* Stephen Hare		Director	November 18, 2010
* Isaac Kaufman		Director	November 18, 2010
* Peter Neff		Director	November 18, 2010
* Bennett Rosenthal		Director	November 18, 2010
*By:	/s/ GEORGE E. MCHENRY George E. McHenry Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 18, 2010.

HANGER PROSTHETICS & ORTHOTICS, INC.
By:	/s/ THOMAS F. KIRK Thomas F. Kirk Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS F. KIRK Thomas F. Kirk	Director and Chief Executive Officer (Chief Executive Officer)	November 18, 2010
/s/ GEORGE E. MCHENRY George E. McHenry	Director and Executive Vice President, Chief Financial Officer and Secretary (Chief Financial Officer)	November 18, 2010

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 18, 2010.

ADVANCED PROSTHETICS OF AMERICA, INC.
THE BRACE SHOP PROSTHETIC ORTHOTIC CENTERS, INC.
COLORADO PROFESSIONAL MEDICAL, INC.
CREATIVE ORTHOTICS & PROSTHETICS, INC.
EUGENE TEUFEL & SON ORTHOTICS & PROSTHETICS, INC.
ELITE CARE, INCORPORATED
HANGER PROSTHETICS & ORTHOTICS EAST, INC.
HANGER PROSTHETICS & ORTHOTICS WEST, INC.
HATTINGH HOLDINGS, INC.
INLINE ORTHOTIC AND PROSTHETIC SYSTEMS
INNOVATIVE NEUROTRONICS, INC.
ORTHOPEDIC REHABILITATION PRODUCTS, LTD.
NEBRASKA ORTHOTIC & PROSTHETIC SERVICES, INC.
SOUTHERN PROSTHETIC SUPPLY, INC.
SPEED ACQUISITION VEHICLE, INC.
By:	/s/ THOMAS F. KIRK Thomas F. Kirk Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS F. KIRK Thomas F. Kirk	Director and Chief Executive Officer (Chief Executive Officer)	November 18, 2010
/s/ GEORGE E. MCHENRY George E. McHenry	Director and Treasurer (Chief Financial Officer)	November 18, 2010

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 18, 2010.

OPNET, INC.
By:	/s/ THOMAS F. KIRK Thomas F. Kirk President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS F. KIRK Thomas F. Kirk	Director and President (Chief Executive Officer)	November 18, 2010
/s/ GEORGE E. MCHENRY George E. McHenry	Director and Treasurer (Chief Financial Officer)	November 18, 2010

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 18, 2010.

LINKIA, LLC
By:	/s/ THOMAS F. KIRK Thomas F. Kirk Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS F. KIRK Thomas F. Kirk	Chief Executive Officer, and Chief Executive Officer and Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Linkia, LLC (Chief Executive Officer)	November 18, 2010
/s/ GEORGE E. MCHENRY George E. McHenry	Treasurer, and Executive Vice President and Chief Financial Officer of Hanger Orthopedic Group, Inc., the sole member and sole manager of Linkia, LLC (Chief Financial Officer)	November 18, 2010
* Ivan R. Sabel	Chairman and Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Linkia, LLC	November 18, 2010
* Thomas P. Cooper, M.D.	Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Linkia, LLC	November 18, 2010
* Cynthia L. Feldman, CPA	Director Hanger Orthopedic Group, Inc., the sole member and sole manager of Linkia, LLC	November 18, 2010

Signature		Title	Date

* Eric Green		Director Hanger Orthopedic Group, Inc., the sole member and sole manager of Linkia, LLC	November 18, 2010
* Stephen Hare		Director Hanger Orthopedic Group, Inc., the sole member and sole manager of Linkia, LLC	November 18, 2010
* Isaac Kaufman		Director Hanger Orthopedic Group, Inc., the sole member and sole manager of Linkia, LLC	November 18, 2010
* Peter Neff		Director Hanger Orthopedic Group, Inc., the sole member and sole manager of Linkia, LLC	November 18, 2010
* Bennett Rosenthal		Director Hanger Orthopedic Group, Inc., the sole member and sole manager of Linkia, LLC	November 18, 2010
*By:	/s/ GEORGE E. MCHENRY George E. McHenry Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 18, 2010.

DOSTEON SOLUTIONS, LLC
By:	/s/ THOMAS F. KIRK Thomas F. Kirk President

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS F. KIRK Thomas F. Kirk	President, and Chief Executive Officer and Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Dosteon Solutions, LLC (Chief Executive Officer)	November 18, 2010
/s/ GEORGE E. MCHENRY George E. McHenry	Treasurer, and Executive Vice President and Chief Financial Officer of Hanger Orthopedic Group, Inc., the sole member and sole manager of Dosteon Solutions, LLC (Chief Financial Officer)	November 18, 2010
* Ivan R. Sabel	Chairman and Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Dosteon Solutions, LLC.	November 18, 2010
* Thomas P. Cooper, M.D.	Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Dosteon Solutions, LLC	November 18, 2010
* Cynthia L. Feldman, CPA	Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Dosteon Solutions, LLC	November 18, 2010

Signature		Title	Date

* Eric Green		Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Dosteon Solutions, LLC	November 18, 2010
* Stephen Hare		Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Dosteon Solutions, LLC	November 18, 2010
* Isaac Kaufman		Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Dosteon Solutions, LLC	November 18, 2010
* Peter Neff		Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Dosteon Solutions, LLC	November 18, 2010
* Bennett Rosenthal		Director of Hanger Orthopedic Group, Inc., the sole member and sole manager of Dosteon Solutions, LLC	November 18, 2010
*By:	/s/ GEORGE E. MCHENRY George E. McHenry Attorney-in-fact

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 18, 2010.

ABi ORTHOTIC/PROSTHETIC LABORATORIES, LTD.
DDOPP HOLDING LLC
WASATCH ORTHOTICS & PEDORTHICS, LLC
By:	/s/ THOMAS F. KIRK Thomas F. Kirk Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS F. KIRK Thomas F. Kirk	Chief Executive Officer, and Chief Executive Officer and Director of Hanger Prosthetics & Orthotics, Inc., the sole member and sole manager of ABi Orthotic/Prosthetic Laboratories, Ltd., DDOPP Holding LLC and Wasatch Orthotics & Pedorthics, LLC (Chief Executive Officer)	November 18, 2010
/s/ GEORGE E. MCHENRY George E. McHenry
	Treasurer, and Executive Vice President and Chief Financial Officer, Secretary and Director of Hanger Prosthetics & Orthotics, Inc., the sole member and sole manager of ABi Orthotic/Prosthetic Laboratories, Ltd., DDOPP Holding LLC and Wasatch Orthotics & Pedorthics, LLC (Chief Financial Officer)	November 18, 2010

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Austin, State of Texas, on November 18, 2010.

DiBELLO'S DYNAMIC ORTHOTICS AND PROSTHETICS PARTNERSHIP, LTD.
By:	/s/ THOMAS F. KIRK Thomas F. Kirk Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ THOMAS F. KIRK Thomas F. Kirk	Chief Executive Officer, and Chief Executive Officer of DDOPP Holding LLC, the General Partner of DiBello's Dynamic Orthotics and Prosthetics Partnership, Ltd. (Chief Executive Officer)	November 18, 2010
/s/ GEORGE E. MCHENRY George E. McHenry	Treasurer, and Treasurer of DDOPP Holding LLC, the General Partner of DiBello's Dynamic Orthotics and Prosthetics Partnership, Ltd. (Chief Financial Officer)	November 18, 2010

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
3.1	Certificate of Incorporation, as amended, of the Hanger Orthopedic Group, Inc. (Incorporated herein by reference to Exhibit 3.1 to Hanger Orthopedic Group, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1988).
3.2
Certificate of Amendment of the Hanger Orthopedic Group, Inc.'s Certificate of Incorporation (which, among other things, changed the Hanger Orthopedic Group, Inc.'s corporate name from Sequel Corporation to Hanger Orthopedic Group, Inc.), as filed on August 11, 1989 with the Office of the Secretary of State of Delaware (Incorporated herein by reference to Exhibit 3(b) to Hanger Orthopedic Group, Inc.'s Current Report on Form 8-K dated February 13, 1990).
3.3
Certificate of Agreement of Merger of Sequel Corporation and Delaware Sequel Corporation (Incorporated herein by reference to Exhibit 3.1(a) to Hanger Orthopedic Group, Inc.'s Annual Report on Form 10-K for the fiscal year ended September 30, 1988).
3.4
Certificate of Ownership and Merger of Hanger Acquisition Corporation and J. E. Hanger, Inc. as filed with the Office of the Secretary of the State of Delaware on April 11, 1989 (Incorporated herein by reference to Exhibit 2(f) to Hanger Orthopedic Group, Inc.'s Current Report on Form 8-K dated May 15, 1989).
3.5
Certificate of Amendment to Certificate of Incorporation of Hanger Orthopedic Group, Inc., as filed with the Secretary of State of Delaware on September 16, 1999 (Incorporated herein by reference to Exhibit 3 to Hanger Orthopedic Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999).
3.6
Amended and Restated By-Laws of Hanger Orthopedic Group, Inc. (Incorporated by reference to Exhibit 3.2 to Hanger Orthopedic Group, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008).
3.7	Articles of Organization of ABi Orthotic/Prosthetic Laboratories, Ltd.
3.8	Second Amended and Restated Limited Liability Company Operating Agreement of ABi Orthotic/Prosthetic Laboratories, Ltd.
3.9	Articles of Incorporation of Advanced Prosthetics of America, Inc.
3.10	Second Amended and Restated By-Laws of Advanced Prosthetics of America, Inc.
3.11	Articles of Incorporation of The Brace Shop Prosthetic Orthotic Centers, Inc. as amended through December 30, 1998.
3.12	Code of Regulations of The Brace Shop Prosthetic Orthotic Centers, Inc.
3.13	Amended and Restated Articles of Incorporation of Colorado Professional Medical, Inc.
3.14	Amended and Restated By-Laws of Colorado Professional Medical, Inc.
3.15	Certificate of Incorporation of Creative Orthotics & Prosthetics, Inc.
3.16	Amended and Restated By-Laws of Creative Orthotics and Prosthetics, Inc.
3.17	Certificate of Formation of DDOPP Holding LLC
3.18	Limited Liability Company Operating Agreement of DDOPP Holding LLC

EXHIBIT NUMBER	DESCRIPTION
3.19	Certificate of Limited Partnership of DiBello's Dynamic Orthotics and Prosthetics Partnership, Ltd.
3.20	Amended and Restated Agreement of Limited Partnership of DiBello's Dynamic Orthotics and Prosthetics Partnership, Ltd.
3.21	Articles of Organization of Dosteon Solutions, LLC
3.22	Limited Liability Company Operating Agreement of Dosteon Solutions, LLC
3.23	Articles of Incorporation of Elite Care, Incorporated
3.24	By-Laws of Elite Care, Incorporated
3.25	Articles of Incorporation of Eugene Teufel & Son Orthotics & Prosthetics, Inc.
3.26	By-Laws of Eugene Teufel & Son Orthotics & Prosthetics, Inc.
3.27	Certificate of Incorporation of Hanger Prosthetics & Orthotics, Inc. as amended through November 27, 1996.
3.28	By-Laws of Hanger Prosthetics & Orthotics, Inc.
3.29	Certificate of Incorporation of Hanger Prosthetics & Orthotics East, Inc. as amended through April 19, 2000.
3.30	Amended and Restated By-Laws of Hanger Prosthetics & Orthotics East, Inc.
3.31	Articles of Incorporation of Hanger Prosthetics & Orthotics West, Inc. as amended through April 19, 2000.
3.32	Amended and Restated By-Laws of Hanger Prosthetics & Orthotics West, Inc.
3.33	Articles of Incorporation of Hattingh Holdings, Inc.
3.34	Amended and Restated By-Laws of Hattingh Holdings, Inc.
3.35	Articles of Incorporation of Inline Orthotic and Prosthetic Systems
3.36	Amended and Restated By-Laws of Inline Orthotic and Prosthetic Systems
3.37	Certificate of Incorporation of Innovative Neurotronics, Inc.
3.38	By-Laws of Innovative Neurotronics, Inc.
3.39	Articles of Organization of Linkia, LLC
3.40	Limited Liability Company Operating Agreement of Linkia, LLC
3.41	Articles of Incorporation of Nebraska Orthotic & Prosthetic Services, Inc.
3.42	Amended and Restated By-Laws of Nebraska Orthotic & Prosthetic Services, Inc.
3.43	Articles of Incorporation of OPNET, Inc.
3.44	By-Laws of OPNET, Inc.
3.45	Articles of Incorporation of Orthopedic Rehabilitation Products, Ltd.
3.46	Second Amended and Restated By-Laws of Orthopedic Rehabilitation Products, Ltd.
3.47	Articles of Incorporation of Southern Prosthetic Supply, Inc. as amended through November 27, 1996.

EXHIBIT NUMBER	DESCRIPTION
3.48	By-Laws of Southern Prosthetic Supply, Inc.
3.49	Certificate of Incorporation of Speed Acquisition Vehicle, Inc.
3.50	By-Laws of Speed Acquisition Vehicle, Inc.
3.51	Articles of Organization of Wasatch Orthotics & Pedorthics, LLC
3.52	Amended and Restated Limited Liability Company Operating Agreement of Wasatch Orthotics & Pedorthics, LLC
4.1
Indenture, dated November 2, 2010, by and among the Hanger Orthopedic Group, Inc., each of the Subsidiary Guarantors party thereto and Wilmington Trust Company, as trustee (Incorporated by reference to Exhibit 4.1 to Hanger Orthopedic Group, Inc.'s Current Report on Form 8-K, dated October 29, 2010).
4.2	Form of New 7 1/8% Senior Notes due 2018.
4.3
Registration Rights Agreement, dated November 2, 2010, by and among Hanger Orthopedic Group, Inc., the Subsidiary Guarantors party thereto and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Jefferies & Company, Inc., as representatives of the several initial purchasers (Incorporated by reference to Exhibit 4.2 to the Hanger Orthopedic Group, Inc.'s Current Report on Form 8-K, dated October 29, 2010).
4.4
Credit Agreement, dated as of May 26, 2006, among Hanger Orthopedic Group, Inc., the Several Lenders identified therein, Lehman Brothers Inc. and Citigroup Global Markets Inc., as Joint Lead Arrangers and Joint Book-Runners, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, and LaSalle Bank National Association and General Electric Capital Corporation, as Co-Documentation Agents. (Incorporated herein by reference to Exhibit 10.7 to Hanger Orthopedic Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
4.5
Guarantee and Collateral Agreement, dated as of May 26, 2006, made by the Hanger Orthopedic Group, Inc., as Borrower, and certain of its subsidiaries, in favor of Citicorp North America, Inc., as Administrative Agent. (Incorporated herein by reference to Exhibit 10.8 to Hanger Orthopedic Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006).
4.6
Assignment and Acceptance dated October 23, 2009 related to Credit Agreement, dated as of May 26, 2006, among Hanger Orthopedic Group, Inc., the Several Lenders identified therein, Lehman Commercial Paper Inc., as Assignor and Barclays Bank PLC, as Assignee, Citicorp North America, Inc., as Administrative Agent and Swing Line Lender, and Bank of America, N.A., as successor by merger to LaSalle Bank National Association as LC Issuing Bank. (Incorporated herein by reference to Exhibit 10.1 to Hanger Orthopedic Group, Inc.'s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).
4.7
First Amendment to Credit Agreement, by and among Hanger Orthopedic Group, Inc., the Lenders party thereto and Citicorp North America, Inc., dated as of March 12, 2007. (Incorporated herein by reference to Exhibit 10 (cc) to Hanger Orthopedic Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2006).
5.1	Opinion of Foley & Lardner LLP.
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Foley & Lardner LLP (contained in Exhibit 5.1).

EXHIBIT NUMBER	DESCRIPTION
23.2	Consent of PricewaterhouseCoopers, LLP
24.1	Powers of Attorney.
25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of Wilmington Trust Company.
99.1	Form of Letter of Transmittal.
99.2	Form of Notice of Guaranteed Delivery.
99.3	Form of Letter to Registered Holder and/or DTC Participant from Beneficial Owners.